
07085545

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-A
REGULATION A OFFERING STATEMENT
UNDER THE SECURITIES ACT OF 1933

SAFESTOVE CORPORATION
(Exact name of issuer as specified in its charter)

NEVADA
(State or other jurisdiction of incorporation or organization)

1329 Hwy 395N, Suite 10-239
Gardnerville, NV 89410
(775) 552-9834

(Address, including zip code, and telephone number, including area code of issuer's principal executive office)

300 Center Avenue, Suite 202
Bay City, MI 48708
(989) 891-0500

(Name, address, including zip code, and telephone number, including area code, of agent for service)

3822
(Primary Standard Industrial Classification Code Number)

26-0620298
(I.R.S. Employer Identification Number)

This offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

Part I -- Notification

The information requested shall be provided in the order which follows specifying each item number; the text of each item as presented in this form may be omitted. All items shall be addressed and negative responses should be included.

ITEM 1. Significant Parties

List the full names and business and residential addresses, as applicable, for the following persons:

a. the issuer's directors;

Mr. Itzhak Mandel

Business Address:
400 Spence Avenue,
Hawesbury, Ontario K6A 2Y3
Canada

Residential Address:
2626 Blvd. Poirier, Apt.102,
St. Laurent, Quebec H4R 2X6
Canada

b. the issuer's officers;

Mr. Itzhak Mandel, President and Chief Executive Officer
Business Address:
400 Spence Avenue
Hawesbury, Ontario K6A 2Y3
Canada

Residential Address:
2626 Blvd. Poirier, Apt.102,
Saint-Lawrence, Quebec H4R 2X6
Canada

Mr. François Charbonneau, Secretary, Treasurer and Chief Financial Officer
Business Address:
400 Spence Avenue
Hawesbury, Ontario K6A 2Y3
Canada

Residential Address:
393 Moreau Street
St-Eustache, Quebec J7P 2M5
Canada

c. issuer's general partner

Not Applicable

d. record owners of 5 percent or more of any class of the issuer's securities:

As of this date, Mr. George Dufour, owns Twenty-Nine Million, Seven Hundred Fifty Thousand (29,750,000) shares of common stock of the Company (99.17% of the total issued and outstanding in common shares).

e. beneficial owners of 5 percent or more of any class of the issuer's securities:

Mr. George Dufour is a shareholder of the Company (See Item 1 (d) above).

f. promoters of the issuer:

Not Applicable

g. affiliates of the issuer:

Not Applicable

h. counsel to the issuer with respect to the proposed offering:

Michael E. Kulwin, 317 South Sixth Street, Second Floor, Las Vegas, Nevada 89101

i. each underwriter with respect to the proposed offering:

There is no underwriter. Issuer is selling securities.

j. any underwriter's directors:

Not Applicable

k. the underwriter's officers:

Not Applicable

l. the underwriter's general partner's:

Not Applicable

m. counsel to the underwriter:

Not Applicable

ITEM 2. Application of Rule 262

a. State whether any of the persons identified in response to Item 1 are subject to any of the disqualification provisions set forth in Rule 262.

No persons identified in response to Item 1 are subject to any of the disqualification provisions set forth in Rule 262.

b. If any such person is subject to these provisions, provide a full description including pertinent names, dates and other details, as well as whether or not an application has been made pursuant to rule 262 for a waiver of such disqualification and whether or not such application has been granted or denied.

Not Applicable.

ITEM 3. Affiliate Sales

If any part of the proposed offering involves the resale of securities by affiliates of the issuer, confirm that the following description does not apply to the issuer.

The issuer has not had a net income from operations of the character in which the issuer intends to engage for at least one of its two last fiscal years.

Not Applicable.

ITEM 4. Jurisdictions in Which Securities are to be offered.

a. List the jurisdictions in which the securities are to be offered by underwriters, dealers or salespersons.

Not Applicable. Issuer will sell the Securities.

b. List the jurisdictions in which the securities are to be offered other than by underwriters, dealers or salespersons and state the method by which such securities are to be offered.

Issuer will market and sell the shares solely to investors known to the directors of the issuer (family, friends and colleagues). The Issuer will not use any advertising or written solicitation. The information that the Issuer will provide to Investors will be limited to a copy of this effective registration statement.

The issuer intends to rely upon exemptions pursuant to state law where the securities are offered. The issuer will, prior to any offer in a particular state, review such applicable state law to either register the offering in such state or rely upon an applicable exemption.

ITEM 5. Unregistered Securities Issued or Sold within one year.

a. As to any unregistered securities issued by the issuer or any of its predecessors or affiliated issuers within one year of the filing of this Form 1-A state:

(1) the name of such issuer; **SafeStove Corporation**

Names/Identities of Persons to whom Securities Issued	Title of Security	Amount of Securities Issued	Issue Date	Aggregate Price of Security
Itzhak Mandel	Common	100,000	July 23, 2007	$ 10.00
Frank Charbonneau	Common	100,000	July 23, 2007	$ 10.00
Hrair Melkonian	Common	50,000	July 23, 2007	$ 5.00
George Dufour	Common	29,750,000	July 23, 2007	$ 2,975.00
Total Shares Issued		**30,000,000**		**$3,000.00**

(2) the title and amount of securities issued;

See Table in item 5 (1) above.

(3) the aggregate offering price or other consideration for which they were issued and basis for computing the amount thereof; (4) the names and identities of the persons to whom the securities were issued.

See Table in item 5 (1) above.

(b) As to any unregistered securities of the issuer or any of its predecessors or affiliated issuers which were sold within one year prior to the filing of this Form 1-A by or for the account of any person who at the time was a director, officer, promoter or principal security holder of the issuer of such securities, or was an underwriter of any securities of such issuer, furnish the information specified in subsections (1) through (4) of paragraph (a).

See Table in item 5 (1) above.

(c) Indicate the section of the Securities Act or Commission rule or regulation relied upon for exemption from the registration requirements of such Act and state briefly the facts relied upon for such exemption.

Not Applicable

ITEM 6. Other Present or Proposed Offerings

State whether or not the issuer or any of its affiliates is currently offering or contemplating the offering of any securities in addition to those covered by this Form 1-A. If so, describe fully the present or proposed offering.

No. Not Applicable.

ITEM 7. Marketing Arrangements

(a) Briefly describe any arrangement known to the issuer or to any person named in response to Item 1 above, or to any selling security holder in the offering covered by this Form 1-A for any of the following purposes:

(1) To limit or restrict the sale of other securities of the same class as those to be offered for the period of distribution:

Not Applicable.

(2) To stabilize the market for any of the securities to be offered.
Not Applicable.

(3) For withholding Commissions, or otherwise to hold each underwriter or dealer responsible for the distribution or its participation.

Not Applicable.

(4) Identify any underwriter that intends to confirm sales to any accounts over which it exercises discretionary authority and include an estimate of the amount of securities so intended to be confirmed.

Not Applicable.

ITEM 8. Relationship with Issuer of Experts Named in Offering Statement

If any expert named in the offering statement as having prepared or certified any part thereof was employed for such purpose on a contingent basis or, at the time of such preparation or certification or at any time thereafter, had a material interest in the issuer or any of its parents or subsidiaries or was connected with the issuer or any of its subsidiaries as a promoter, underwriter, voting trustee, director, officer or employee furnish a brief statement of the nature of such contingent basis, interest or connection.

Not Applicable. There are no experts named in the offering statement.

ITEM 9. Use of a Solicitation of Interest Document

Indicate whether or not a publication authorized by Rule 254 was used prior to the filing of this notification. If so, indicate the date(s) of publication and of the last communication with prospective purchasers.

Not Applicable. No such written documents or broadcast scripts were used prior to the filing of this notification.

Item 1. Cover Page

(a) Name of Issuer: SafeStove Corporation

(b) The Mailing address of the issuer's principal executive office: 1329 Hwy 395N Suite 10-239, Garnderville, NV 89410

(c) Date of Offering Circular: December 12, 2007

(d) Description and amount of securities offered: 400,000,000 shares of common stock.

Common Stock: As of the date of this registration statement, there were 30,000,000 shares of Common Stock outstanding that were held of record. There will be a maximum of 430,000,000 shares of Common Stock outstanding after giving effect to the sale of the shares of Common Stock to the public offered hereby.

The holders of Common Stock are entitled to one vote per share on all matters to be voted upon by the stockholders. The holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available therefore. In the event of the liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities, if any, then outstanding. The Common Stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the Common Stock. All outstanding shares of Common Stock are fully paid and non-assessable, and the shares of Common Stock to be issued upon completion of this Offering will be fully paid and non-assessable.

(e) The Statement required by Rule 253:

(f) The Table(s) required by Item 2:

	Price to public	Underwriting discount and commissions	Proceeds to issuer or other person*
Per Unit	$0.01	N/A	$0.01
Total Minimum Securities Offered	0		
Total Maximum Securities Offered	400,000,000		
Total	$4,000,000	N/A	$4,000,000

(g) The name of the underwriter(s): None

(h) Any materials required by the law of any state in which the securities are to be offered:

The securities are to be offered in states that allow an exemption to the registration of such securities offered within such state.

(i) Material risks in connection with the purchase of securities:

See section entitled "Risk Factors"

(j) Approximate date of commencement of proposed sale to the public: January 14, 2008.

INVESTMENT IN SMALL BUSINESSES INVOLVES A HIGH DEGREE OF RISK, AND INVESTORS SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS THEY CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. SEE THE RISK FACTORS BELOW THAT MANAGEMENT BELIEVES PRESENT THE MOST SUBSTANTIAL RISKS TO AN INVESTOR IN THIS OFFERING.

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE U.S. SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR SELLING LITERATURE. THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION.

This Company:

[ ] Has never conducted operations.
[X] Is in the development stage.
[ ] Is currently conducting operations.
[ ] Has shown a profit in the last fiscal year.
[ ] Other (Specify):
(Check at least one, as appropriate)

This Offering is being made on a "best efforts basis," and there is no minimum number of Shares which must be sold in this Offering. The Company can give no assurance that all or any of the Shares will be sold. No escrow account has been established, and all subscription funds will be paid directly to the Company. Subscriptions are irrevocable.

The Offering will begin on the effective date of this Offering Circular and continue until the Company has sold all of the Shares offered hereby or such earlier date as the Company may close or terminate the Offering. There is no designated termination date for the Offering, but in no event shall the Offering remain open for more than one year from the date hereof.

This offering is not contingent on a minimum number of shares to be sold and it is on a first come, first served basis. If subscriptions exceed 400,000,000 shares, all excess subscriptions will be promptly returned to subscribers (without interest) and without deduction for commissions or expenses.

NO STATE REGISTRATION: THE COMPANY HAS NOT AS YET REGISTERED SHARES FOR SALE IN ANY STATE. THE COMPANY CAN UNDERTAKE NO ASSURANCE THAT STATE LAWS ARE NOT VIOLATED THROUGH THE FURTHER SALE OF ITS SECURITIES. THE ISSUER INTENDS TO REGISTER ITS SHARES FOR SALE IN THOSE STATES IN WHICH THERE ARE INDICATIONS OF SUFFICIENT INTEREST. SO FAR, NO SHARES HAVE BEEN OFFERED AND THEREFORE THERE HAVE BEEN NO INDICATIONS OF INTEREST FROM ANY STATE.

TABLE OF CONTENTS

THIS OFFERING CIRCULAR CONTAINS ALL OF THE REPRESENTATIONS BY THE COMPANY CONCERNING THIS OFFERING, AND NO PERSON SHALL MAKE DIFFERENT OR BROADER STATEMENTS THAN THOSE CONTAINED HEREIN. INVESTORS ARE CAUTIONED NOT TO RELY UPON ANY INFORMATION NOT EXPRESSLY SET FORTH IN THIS OFFERING CIRCULAR.

This Offering Circular, together with Financial Statements and other Attachments, consists of a total of 60 pages.

Item 2. Distribution Spread

	Price to public	Underwriting discount and commissions	Proceeds to issuer or other person*
Per Unit	$0.01	N/A	$0.01
Total Minimum Securities Offered	0		
Total Maximum Securities Offered	400,000,000		
Total	$4,000,000	N/A	$4,000,000

Item 3. Summary of Information Risk Factors and Dilution

Summary

Exact corporate name: SafeStove Corporation
State and date of incorporation: Nevada, November 16, 2006
Street address of principal office: 1329 Hwy 395N, Suite 10-239, Gardnerville, NV 89410

Company Telephone Number: (775) 552-9834
Fiscal year: December 31

Person(s) to contact at Company with respect to offering: Mr. Itzhak Mandel

Telephone Number (if different from above):

The SafeStove unit hooks up to any electric stove and prevents fires in the kitchen by automatically shutting of the stove if it is left unattended for more than 15 minutes, or when the included smoke detector unit is triggered. This greatly reduces the chances of a fire starting from the stove, and is equipped with an emergency off switch so the stove can be turned off remotely without reaching over the elements to reach the controls.

The safety device, according to a preferred embodiment of the present invention, has a relay circuit connected between one of the power prongs of the male plug and a corresponding one that connects to one of the contacts of the female receptacle. The 120V-operated equipment of the cooking appliance is powered between the undisturbed power line in the safety device and the neutral line. The relay is normally in an open state and is responsive to a control signal generated by a micro-controller providing a timing function. The control signal triggers the relay into a closed state as long as the time period measured by the timing function of the micro-controller has not elapsed. The relay gets back into an open state whenever the timing function stops. The micro-controller may be connected to a RF module/decoder provided with an antenna for receiving a timer activating/reset signal from a remote control. The remote control has a single push-button operable by the user of the cooking appliance for resetting the timing function and triggering a new count-down process for the preset time period. The safety device has a power supply circuit connected to the undisturbed power line and the neutral line and providing the required power supply for the electronic and electrical components of the safety device. The safety device is designed to prevent operation of the heating elements of a cooking appliance except when the user activates the timing function which enables their operation for a preset time period. The user must reset the timing function before expiration of the time period to keep the heating elements operating. The safety device is also designed so that the 120V-operated equipment of the cooking appliance is unaffected by it.

The Company is a Nevada corporation with corporate headquarters at 1329 Hwy 395N, Suite 10-239, Gardnerville, NV 89410

A maximum of 400,000,000 common shares are being offered to the public at $0.01 per share. There is no minimum.

A maximum of $4,000,000 USD will be received from the offering. The insiders will hold 30,000,000 shares. This means that about 93.02% of the Company will be held by the public, assuming that all shares are sold in the offering. The Company does not have an underwriter.

Of the shares (the "Shares") of Common Stock, par value $0.0001 per share ("Common Stock"), of the Company offered hereby (the "Offering"), all shares are being offered by the Company and no shares are being offered by stockholders of the Company.

Risk Factors

List in the order of importance the factors which the Company considers to be the most substantial risks to an investor in this offering in view of all facts and circumstances or which otherwise make the offering one of high risk or speculative (i.e., those factors which constitute the greatest threat that the investment will be lost in whole or in part, or not provide an adequate return).

Risk factors relating to the Company and its Business:

High Risk Factors

The Securities offered hereby are highly speculative, involve a high degree of risk and should be purchased only by persons who can afford to lose their entire investment. Prospective investors should consider very carefully the following risk factors, as well as all of the other information set forth elsewhere in the prospectus.

The following factors, in addition to the other information contained in this Prospectus, should be considered carefully in evaluating the Company and its business before purchasing shares of Common Stock offered hereby. This Prospectus contains forward-looking statements that involve risks and uncertainties. The Company's actual results may differ materially from the results discussed in such forward-looking statements. Factors that might cause such a difference include, but are not limited to, those discussed below and in "Business of the Company" as well as those discussed elsewhere in this Prospectus.

Best Efforts: This Offering is being made on a "best efforts basis," and there is no minimum number of Shares which must be sold in this Offering. The Company can give no assurance that all or any of the Shares will be sold. No escrow account has been established, and all subscription funds will be paid directly to the Company. Subscriptions are irrevocable.

The Company has limited operating history. There is no assurance that the Company will be profitable in the future: The Company was incorporated in November 16, 2006. Our business is difficult to evaluate because we have a limited operating history. In considering whether to invest in the Company's common stock, you should consider that there is limited historical financial and operating information available on which to base your evaluation of our performance. We expect losses to continue into the future and do not expect positive cash flow from operations in the near term and there can be no assurance that it will be profitable thereafter, or that the Company will sustain any such profitability if achieved.

The markets in which we operate are highly competitive, and many of our competitors have significantly greater resources than we do: Many of the Company's current and potential competitors may have longer operating histories and may have significantly greater financial, distribution, sales, marketing and other resources, as well as greater name recognition and a larger distribution base, than the Company. As a result, they may be able to devote greater resources to the development, promotion, sale and support of their products and services than the Company. There can be no assurance that the Company will be able to compete successfully against current or future competitors or that competitive pressures faced by the Company will not materially adversely affect its business, operating results or financial condition.

Protection of Intellectual Property Rights:

Infringement of Third Party Intellectual Property: The Company may be notified of claims that it has infringed a third party's intellectual property. Even if such claims are not valid, they could subject the Company to significant costs. In addition, it may be necessary in the future to enforce the Company's intellectual property rights to determine the validity and scope of the proprietary rights of others. Litigation may also be necessary to defend against claims of infringement or invalidity by others. An adverse outcome in litigation or any similar proceedings could force the Company to take actions that could harm its business. These include: (i) ceasing to sell products that contain allegedly infringing property; (ii) obtaining licenses to the relevant intellectual property which the Company may not be able to obtain on terms that are acceptable, or at all; (iii) indemnifying certain customers or strategic partners if it is determined that the Company has infringed upon or misappropriated another party's intellectual property; and (iv) redesigning products that embody allegedly infringing intellectual property. Any of these results could adversely affect the Company's business, financial condition and results of operations. In addition, the cost of defending or asserting any intellectual property claim, both in legal fees and expenses, and the diversion of management resources, regardless of whether the claim is valid, could be significant.

Product May Have Defects: Although the Company rigorously tests its products, defects may be discovered in future or existing products. These defects could cause the Company to incur significant warranty, support and repair costs and divert the attention of its research and development personnel. It could also significantly damage the Company's reputation and relationship with its distributors and customers which would adversely affect its business. In addition, such defects could result in personal injury or financial or other damages to customers who may seek damages with respect to such losses. A product liability claim against the Company, even if unsuccessful, would likely be time consuming and costly to defend.

Dependence on Key Personnel: We depend on the continued service of our senior management. Due to the nature of our business, we may have difficulty locating and hiring qualified personnel and retaining such personnel once hired. The loss of the services of any of our key personnel, or our failure to attract and retain other qualified and experienced personnel on acceptable terms, could limit our ability to execute our growth strategy resulting in a slower rate of growth.

General Economic and Market Conditions: The Company's operations may in the future experience substantial fluctuations from period to period as a consequence of general economic conditions affecting consumer spending. Therefore, any economic downturns in general would have a material adverse effect on the Company's business, operating results and financial condition.

No Assurance That Shares Will Be Purchased; No Minimum Offering; No Escrow; Need for Additional Capital: This Offering is being made on a "best efforts basis," and there is no minimum number of Shares which must be sold in this Offering. Therefore, the Company can give no assurance that all or any of the Shares will be sold. In addition, no escrow account has been established and all subscription funds will be paid directly to the Company. Subscriptions are irrevocable.

The Company plans an ambitious development program that may require the net proceeds from this Offering. If less than all of the Shares offered are sold, the Company may have to delay or modify its marketing plans and proceed on a much slower or smaller scale. There can be no assurance that any delay or modification of the Company's marketing plans would not adversely affect the Company's business, financial condition and results of operations. If additional funds are needed to produce and market its products and services, the Company may be required to seek additional financing. The Company may not be able to obtain such additional financing or, if obtained, such financing may not be on terms favorable to the Company or to the purchasers of the Shares.

There is the possibility that a very nominal number of shares will be sold in this offering. In that case the Company still intends to proceed with its plans but will obviously have to proceed on a much smaller scale and with a lower likelihood of success. The Company's capital requirements have been and will continue to be significant. Management plans to increase the Company's research, development and marketing efforts. The Company has no current arrangements with respect to sources of additional financing and there can be no assurance that the Company will be able to obtain additional financing on terms acceptable to the Company.

Non-Reporting Issuer: Following the Offering, the Company is a "non-reporting" issuer whose securities are not listed or subject to regulation under the Securities Exchange Act of 1934, depending on how many securities are sold and to how many investors. The vast majority of broker-dealers generally do not engage in the sale or trading of securities of a "non-reporting" issuer. Further limitations upon the development of a trading market are likely by virtue of regulations under Rule 15c2-11 of the 1934 Act which require that before broker-dealers can make a market in the Company's securities and thereafter as they continue making the market, the Company must provide these broker-dealers with current information about the Company. The Company presently has formulated limited specific plans to distribute current information to broker-dealers and will only do so if there appears otherwise to be adequate interest in making a market in the Company's securities. Furthermore, in view of the absence of an underwriter, the relatively small size of the Offering and the duration of the Offering and the nature of the Company as a "non-reporting" issuer, it is possible that a regular trading market will not develop in the near term, if at all, or that if developed it will be sustained. Accordingly, an investment in the Company's Common Stock should be considered highly illiquid.

Dilution: Purchasers of the common shares offered hereby will incur an immediate substantial dilution, in terms of book value, from the public offering price of approximately $0.01 per share of Common Stock, assuming that all offered shares are sold. If less than the maximum is sold, the dilution will increase to approach a limit of $0.00046 per share.

Shares Eligible for Future Sale: The availability for sale of certain shares of Common Stock held by existing shareholders of the Company after this offering could adversely affect the market price of the Common Stock. Of the maximum of 430,000,000 shares of Common Stock to be outstanding following this offering, 30,000,000 shares were issued to the Company's existing shareholders in private transactions in reliance upon exemptions from registration under the Act and are, therefore, "restricted securities" under the Act, which may not be sold publicly unless the shares are registered under the Act or are sold under Rules 144 or 144A of the Act after expiration of applicable holding periods. Sales of substantial amounts of the Company's currently outstanding shares could adversely affect prevailing market prices of the Company's securities and the Company's ability to raise additional capital by occurring at a time when it would be advantageous for the Company to sell securities. Mr. Itzhak Mandel, the President, CEO and Director of the Company, owns One Hundred Thousand (100,000) shares of common stock of the

Company. Mr. Itzhak Mandel is an "affiliate" and is subject to additional sales limitations pursuant to Rule 144. Mr. Frank Charbonneau, the Secretary, Treasurer and Chief Financial Officer of the Company owns One Hundred Thousand (100,000) shares of common stock of the Company. Mr. Charbonneau is an "affiliate" and is subject to additional sales limitations pursuant to Rule 144. Mr. George Dufour, a shareholder of the Company, owns Twenty-nine Million, Seven Hundred Fifty Thousand (29,750,000) shares of common stock of the Company. Mr. Dufour is an "affiliate" and is subject to additional sales limitations pursuant to Rule 144.

Underwriters' Influence on the Market: The Company does not at present have an underwriter and no underwriters have advised the Company that they intend to make a market in the Common Stock after the offering or otherwise to effect transactions in the Common Stock. Market-making activity may terminate at any time. If they participate in the market, underwriters may exert a dominating influence on the market for the Common Stock. The price and liquidity of the common stock may be significantly affected by the degree, if any, of underwriters' participation in such market.

No Dividends: No dividends have been paid on the Common Stock of the Company. The Company does not intend to pay cash dividends on its Common Stock in the foreseeable future, and anticipates that profits, if any, received from operations will be devoted to the Company's future operations. Any decision to pay dividends will depend upon the Company's profitability at the time, cash available therefore and other relevant factors.

Limited Trading Market for Common Stock; Potential Volatility of Stock Price: Prior to this Offering, there has been no public market for the Common Stock of the Company, and there can be no assurance that an active trading market will develop or be sustained after this Offering. The initial public offering price will be determined arbitrarily and may not be indicative of the market price of the Common Stock after this Offering. The market price of the shares of Common Stock is likely to be highly volatile and may be significantly affected by factors such as actual or anticipated fluctuations in the Company's operating results, announcements of technological innovations, new products or new contracts by the Company or its competitors, developments with respect to copyrights or proprietary rights, adoption of new accounting standards affecting the lighting and/or software industry, general market conditions and other factors. In addition, the stock market has from time to time experienced significant price and volume fluctuations that have particularly affected the market price for the common stocks of technology companies. These types of broad market fluctuations may adversely affect the market price of the Company's Common Stock. In the past, following periods of volatility in the market price of a company's securities, securities class action litigation has often been initiated against such company. Such litigation could result in substantial costs and a diversion of management's attention and resources which could have a material adverse effect upon the Company's business, operating results or financial condition.

Risk of Low-Priced Securities: The Securities and Exchange Commission has adopted regulations which generally define "penny stock" to be any equity security that has a market price (as defined) of less than $5.00 per share or an exercise price of less than $5.00 per share. The securities may become subject to rules that impose additional sales practice requirements on broker-dealers who sell such securities. For transactions covered by these rules, the broker-dealer must make a special suitability determination for the purchaser of such securities and have received the purchaser's written consent to the transaction prior to the purchase. Additionally, for any transaction involving a penny stock, unless exempt, the rules require the delivery, prior to the transaction, of a disclosure schedule prepared by the Securities and Exchange Commission relating to the penny stock market. The broker-dealer also must disclose the commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and, if the broker-dealer is the sole market-maker, the broker-dealer must disclose this fact and the broker-dealer's presumed control over the market. Finally, among other requirements, monthly statements must be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks. Consequently, the "penny stock" rules may restrict the ability of purchasers in this offering to sell the Common Stock offered hereby in the secondary market.

Shares Eligible for Future Sale: Sales of a substantial number of shares of Common Stock in the public market after this Offering could materially adversely affect the market price of the Common Stock. Such sales also might make it more difficult for the Company to sell equity securities or equity-related securities in the future at a time and price that the Company deems appropriate.

Potential Need for Additional Financing: There can be no assurance that the Company will not require additional funds to support its working capital requirements or for other purposes, in which case the Company may seek to raise such additional funds through public or private equity financing or from other sources. There can be no assurance that such additional financing will be available or that, if available, such financing will be obtained on terms favorable to the Company and would not result in additional dilution to the Company's stockholders.

Dilution

As of September 30, 2007, the Company had a net pro forma net tangible book value of $108,172 or approximately $0.003606 per share of Common Stock. "Net tangible book value" represents the amount of tangible assets less total liabilities. Without taking into account any other changes in the net tangible book value after September 30, 2007, other than to give effect to the receipt by the Company of the net proceeds from the sale of the shares of Common Stock offered by the Company hereby at an assumed initial offering price of $0.01 per share and without deducting discounts and estimated offering expenses, the pro forma net tangible book value of the Company as of September 30, 2007 would have been $4,108,172, or $0.009554 per share. This represents an immediate dilution in net tangible book value of $0.00046 per share to purchasers of Common Stock in the Offering. Investors participating in this Offering will incur immediate, substantial dilution. This is illustrated in the following table:

Assumed initial offering price per share..$0.01
Pro forma net tangible book value per share as of September 30, 2007........$0.003606
Increase per share attributable to new investors..$0.005948
Dilution per share to new investors $0.00046

Item 4 Plan of Distribution

The Company and its directors and officers will attempt to place the shares offered herein at a price of $0.01 per share. In that event, no commissions will be paid.

This Offering is being made on a "best efforts basis," and there is no minimum number of Shares which must be sold in this Offering. The Company can give no assurance that all or any of the Shares will be sold. No escrow account has been established, and all subscription funds will be paid directly to the Company. Subscriptions are irrevocable.

The Offering will begin on the effective date of this Offering Circular and continue until the Company has sold all of the Shares offered hereby or such earlier date as the Company may close or terminate the Offering. There is no designated termination date for the Offering, but in no event shall the Offering remain open for more than one year from the date hereof.

This offering is not contingent on a minimum number of shares to be sold and it is on a first come, first served basis. If subscriptions exceed 400,000,000 shares, all excess subscriptions will be promptly returned to subscribers (without interest) and without deduction for commissions or expenses.

The Company can undertake no assurance that state laws are not violated through the resale of its securities. The issuer intends to register its shares for sale in those states in which there are indications of sufficient interest, after consulting the blue sky laws of the states in which there is an interest. So far, no shares have been offered and therefore there have been no indications of interest from any state.

Item 5 Use of Proceeds

Because there is no minimum to this offering, the possibility exists that almost no shares will be sold and almost no proceeds will be received by the Company. If that occurs, the Company will continue its development of its business plans but the implementation of these plans will likely be substantially delayed due to a lack of funds.

The net proceeds to the Company from the sale of the shares of Common Stock to be sold by the Company in this Offering are estimated to be $4,000,000, before deducting any discounts, commissions and offering expenses payable by the Company and assuming that the maximum number of shares are sold.

The allocation of the proceeds shown in the table is based on the Company's operating plan and its estimates of many factors, including general economic and industry conditions and the Company's future revenues and expenditures. If these factors change or actual circumstances differ from those estimated or expected the Company may use portions of the proceeds for other purposes.

DESCRIPTION	AMOUNT	PERCENTAGE
Working Capital	750,000	19%
Purchasing Manufacturing Facilities and Testing Equipment	1,000,000	25%
Research & Development for New Product	250,000	6%
Inventory	1,000,000	25%
Marketing/Advertising/Promotion	600,000	15%
Product Certification and Patent Filing	150,000	4%
Legal/Accounting/Professional Fees	250,000	6%
Total Use of Proceeds*	**$4,000,000**	**100.0%**

1. Working Capital. The Company plans to expand its product line, staff, facilities and equipment. The allocation of working capital funds may be as follows:
   - Administrative Staffing $ 200,000
   - Sales Staffing $ 200,000
   - Operations Staffing $ 350,000

2. Purchasing Manufacturing Facilities and Testing Equipment. The Company will seek to expand its factory facilities by purchasing manufacturing equipment and expanding its factory capabilities in the Company's US location. This expansion will allow the Company to meet production schedules due to market expansion. The allocation of funds from this offering may be as follows:
   - Equipment purchase and installation $ 600,000
   - Facility expansion $ 400,000

3. Research & Development for New Product. The Company anticipates expanding its research and development staff to enhance its sales and market position by developing new and innovative products as well as testing new technology to constantly improve the quality and cost effectiveness of the Company's current product. The allocation of funds may be as follows:
   - R & D Staffing $ 100,000
   - Testing Equipment and Supplies $ 150,000

4. Inventory. The Company anticipates expanding its inventory to account for consumer demand.

5. Marketing/Advertising/Promotion. The Company anticipates expanding its marketing staff or hiring a marketing firm to enhance its marketing efforts. In addition, the Company anticipates exhibiting its products in various media outlets such as magazines and trade shows but may also consider television.
   - Marketing Staff or Firm $ 300,000
   - Advertising $ 300,000

6. Product Certification and Patent Filing. The Company anticipates incurring patent filing fees and certification fees for the built-in smoke detector and any other proprietary technology the Company may discover through their Research and Development efforts. The breakdown of fund allocation may be as follows:
   - Patent fees $ 50,000
   - Trademark fees $ 50,000
   - Certification fees $ 50,000.

7. Professional Fees. The Company anticipates incurring legal, accounting and financing fees to complete the Offering. Additionally, the Company anticipates incurring fees to consultants who will assist the Company in its operational and financial endeavors. The allocation of funds from this offering may be as follows:
   - Legal $ 100,000
   - Accounting $ 75,000
   - Consulting $ 75,000

Should the company fail to generate the maximum amount from this offering, the following break-down of the Use of Proceeds may be as follows:

DESCRIPTION	AMOUNT	PERCENTAGE
Working Capital Admin Staffing $ 100,000 Sales Staffing $ 100,000 Operations $ 100,000	400,000	17.5%
Purchasing Manufacturing Facilities and Testing Equipment Equipment $ 400,000 Facility $ 300,000	700,000	30.7%
Research & Development for New Product Staffing $ 75,000 Equip & Supplies $ 75,000	150,000	6.5%
Inventory	500,000	22%
Marketing/Advertising/Promotion Staff or Firm $ 100,000 Advertising $ 150,000	300,000	13.2%

Product Certification and Patent Filing Patent $ 15,000 Trademark $ 15,000	30,000	1.3%
Legal/Accounting/Professional Fees Legal $ 100,000 Accounting $ 75,000 Consulting $ 25,000	200,000	8.8%
Total Use of Proceeds*	**$2,280,000**	**100.0%**

Should the Company fail to generate this amount ($2,280,000) from the offering, the Company would be forced to further lessen the allocation of funds towards Working Capital, Inventory, Marketing/Advertising and Research & Development. The percentages of the above table indicate the prioritized uses of funds generated from the sales of this offering, the largest percentage indicating highest priority of proceed usage.

The foregoing description represents the Company's best estimate of its allocation of the net proceeds of this Offering based on the Company's current plans and estimates regarding its anticipated expenditures. Actual expenditures to be made in connection with a developing business cannot be predicted with any degree of certainty and may vary substantially from these estimates. Furthermore, the Company may find it necessary or advisable to reallocate the net proceeds within the above-described categories or to use significant portions thereof for other purposes.

Item 6 The Business of the Company

The primary product of the Company is a safety device that when hooked up to any electric stove it prevents fires in the kitchen by automatically shutting off the stove if it is left unattended for more than 15 minutes, or when the included smoke detector unit is triggered. This greatly reduces the chances of a fire starting from the stove, and is equipped with an emergency off switch so the stove can be turned off remotely without reaching over the elements to reach the controls.

The safety device has a relay circuit connected between one of the power prongs of the male plug and a corresponding one that connects to one of the contacts of the female receptacle. The 120V-operated equipment of the cooking appliance is powered between the undisturbed power line in the safety device and the neutral line. The relay is normally in an open state and is responsive to a control signal generated by a micro-controller providing a timing function. The control signal triggers the relay into a closed state as long as the time period measured by the timing function of the micro-controller has not elapsed. The relay gets back into an open state whenever the timing function stops. The micro-controller may be connected to a RF module/decoder provided with an antenna for receiving a timer activating/reset signal from a remote control. The remote control has a single push-button operable by the user of the cooking appliance for resetting the timing function and triggering a new count-down process for the preset time period. The safety device has a power supply circuit connected to the undisturbed power line and the neutral line and providing the required power supply for the electronic and electrical components of the safety device. The safety device is designed to prevent operation of the heating elements of a cooking appliance except when the user activates the timing function which enables their operation for a preset time period. The user must reset the timing function before expiration of the time period to keep the heating elements operating. The safety device is also designed so that the 120V-operated equipment of the cooking appliance is unaffected by it.

The Company has taken steps to develop a new supply chain and manufacturing facility to improve production timeliness and quality in time for the product launch. We will have a circuit board designer in house and would like to outsource production. This supply chain includes revisions to the printed circuit board design, moving away from the use of some very old legacy components to new components promising a longer life span for the unit. The new supply chain utilizes the best parts of the existing supply chain developed by our manufacturing partner and paired with the new supply sources for printed circuit boards and a few other major components of the unit will result in a more responsive production system that scales easily to our production needs at a lower cost per unit than the original system.

The polymeric enclosure of the unit will also undergo some minor changes in production with the enclosure still being formed by the same plastics company but with a new production jig being implemented to simplify and speed up the necessary creation of openings and fastening points in the design. The development of this system means that production of the final polymeric enclosure will be both quicker and the enclosures themselves will be produced to much tighter specifications and tolerances.

The company is planning to mass produce and launch these products in the market in the second Quarter of 2008.

The completion of the development of none of the products would require a material amount of the resources of the company.

The company is not dependent on, nor expects to become dependent on, any one or a limited number of suppliers for essential raw materials or other items.

Intellectual Property

SafeStove Corporation's present invention relates to a safety device that is installed between the electrical cord of a household appliance, such as an oven and/or stove elements, and a 220V electrical outlet to which the appliance is usually plugged. The safety device prevents operation of the appliance when it is left unattended by a user past a preset time period, for example 15 minutes, to avoid fire hazards that might occur when a user simply forgets to turn the appliance off.

There is a U.S. patent NO. 6,140,620 (Aldridge et al.), which discloses a device that can automatically disconnect an appliance from the source of electrical current after a preset period of time. The device is installed between the electrical cord of the appliance and a 220V electrical outlet to which the cooking appliance is usually plugged. The fire hazard safety device compliments the electromechanical or electronic controls for home appliances to eliminate fire hazard conditions such as when running out of control due to incorrect program settings; when a user is not present in the surrounding of the controlled appliance; when the condition of the appliance causes a fire condition; or by misused domestic appliance, i.e. heating a home by electric oven or cook-top. The safety devise periodically checks the user's intention to continue the set-up functions for cooking.

Patents

US Patent No. 6,140,620 (Aldridge etal). Presently, the Company's pending patent on the SafeStove device has expired. The Company, on the other hand, has all the drawings, schematics, and building specs in a safe off-site location.

The built-in smoke detector is ready to be sent to ROBIC, who are trademark and patent agents in Canada and worldwide. It takes a delay of 2-3 weeks to get the paperwork complete for a patent pending. The specs, drawings, and feasibility studies for the smoke detector are in an off-site safe and Mr. Dufour will not release any of this paperwork until the patent is pending. The pending patent will then be issued to the company who will own all the rights to the smoke detector patent.

Trademarks

SafeStove is a trademark of G.J.D. Holding Corp., the Company's subsidiary, Serial Number 77112155, filed February 21, 2007 with the US Patent and Trademark Office.

Research and Development

The Company spent $ 0.00 USD on research and development in the last fiscal year but expects to spend $250,000 USD this year using funds from the sale of this offering. The Company allocated 0.00% during the last fiscal year on research and development.

Sales

The company is a development stage Company and therefore currently has no sales.

Staffing

As of November 16, 2006, the Company had 2 full time employees and anticipates that within 12 months, the work force will grow to approximately 6 additional employees.

There are no collective bargaining agreements between the company and its employees.

The Company does not have any supplemental benefits or incentive arrangements for employees at the present time. Such benefits and arrangements will be considered and developed over the next 12 months.

Principal Location

The Company is a Nevada corporation with corporate headquarters at 1329 Hwy 395N, Suite 10-239, Gardnerville, NV 89410

Litigation

The Company is not a party to any material legal proceeding.

Business Strategy

The SafeStove unit has a distinct bright red coloration, as opposed to the other units which are grey and white. This prevents consumer confusion for those consumers who are reacting to SafeStove's promotional campaigns. Someone looking for SafeStove will find it, and will know when they have found a competing product instead.

SafeStove is also the only unit to use a wireless remote to trigger the system. This may have been a drawback ten or twenty years ago, but the North American public is currently very familiar and comfortable with wireless control devices and wireless technology in general. Even the term "wireless" carries a strong value in the current consumer marketplace.

The SafeStove unit is portable. It can be installed and uninstalled with ease, and can therefore be brought with the customer from their primary residence to summer homes and cottages. Owners of the SafeStove system have the option of taking the remote control away from the stove, thus preventing others from using the stove until the unit is returned. This feature is of significant benefit to households with young teens and children who are not permitted to cook while alone in the house.

Finally, SafeStove is being introduced at a significantly lower price-point than competing products.

Using these defining features of the unit, the Company will strategically market its products within the demographic specified in the following sections.

Industry Overview

The Company has identified several base market segments that are receptive or who have the most to gain from SafeStove technology and have selected those segments that offer the greatest potential. The current stage of our market segmentation strategy is the process of positioning SafeStove so that it appeals to the target markets selected. Segmentation studies were conducted based on the amalgamated North American Market.

Demographic Target: Grey Power – The general population is getting older, and one of the larger consumer groups is the grey market (born prior to 1946). The grey market is our primary target market because they are the most aware of the dangers that they face and they are much more averse to risk than other age demographics. They are increasingly aware of the dangers of Alzheimer's and are aware of their own mortality and frailties. Many feel restricted in their mobility, and thus worry about their ability to get themselves to safety in case of an emergency.

Psychographic Target: The Survivors – There is one group of people who react consistently to the promotional message of the unit – those who have already survived a cooking-related kitchen fire, and somewhat less so, those who have survived other house and kitchen fires. The biggest benefit of the survivors is that they require the least education regarding the dangers of kitchen fires. This market is interested in knowing how the unit can protect them from future incidents.

Business Targets: Rental Owners and Underwriters – The final major market segment in our analysis is the business to business market – promoting SafeStove as a service to reduce costs as a part of a comprehensive risk assessment and reduction plan. Promotion in this field must focus on organizations that have many kitchens in their jurisdiction, but that are not full-production or commercial kitchens. There are two primary market segments that meet these criteria: rental unit owners and insurance companies.

Rental units that we are targeting are those who own large blocks of apartments – specifically in attached and semi-attached dwellings and apartment towers. The owners of these units, number 50 units or more in all, are those who are in the process of buying or building units or those who have long-term investments in these units.

A subset of the rental owners are trailer park owners. While a majority do not rent the trailer themselves, they rent space in their community, taking on the role of the rental owner. Especially in the Southern U.S., trailer parks have a large population of grey power inhabitants, making them a key method of targeting the demographic segment identified above.

The final market identified in this study is the insurance companies themselves. By their very nature, insurance companies share a distinct set of psychographic traits – they are conservative, fiscally prudent, and very risk-sensitive. The basic needs of insurance companies are to increase their customer base while decreasing the cost of insurance claims by those they cover.

Competition

Direct product competition for the Company comes from two fire prevention units that are based on motion sensors to determine occupancy of the kitchen at time of use. Neither unit has seen major sales according to their designers and marketers – due to the motion sensor unit. The units are expensive to manufacture, and focus groups indicate that there is little trust for the technology's durability amongst potential consumers. All three units (SafeStove, StoveGuard and

Homesenser) bear certification to UL standards, and both competing products have been introduced at a high price point – Stove Guard at $399.95 per unit singly or in bulk, and Homesenser having quoted at $250 USD per unit in bulk, and over $340 for single units. In addition, Homesenser requires the removal of the electric plug from the stove, replacing it with the Homesenser unit, while both SafeStove and SafeGuard units are plugged in to the normal 22 stove proper.

While neither competing product has a history of successful sales, neither company has invested in serious marketing campaigns; with promotions on the internet and within existing product catalogues. Neither company is partnered up with obvious stakeholders such as fire prevention organizations and officials or home insurance companies. Further, the Homesenser unit is handicapped by having to replace the cord of the electric stove in question in order to use it, instead of being a 'plug and play' device that is portable and can be installed with a minimum of worry.

There are two direct competing products to SafeStove - HomeSenser and StoveGuard as well as some products that are designed to attack cooking fires after the fact (such as the Twenty First Century "Guardian" system that triggers a grease fire fighting extinguisher if the heat of a fire is detected on the stove). The advantage of preventative systems over reactive systems is that they stop fries from occurring, as opposed to limiting or reducing the damage from a fire.

StoveGuard and HomeSenser are both based on motion-sensor technologies to determine if there is someone in front of the stove, triggering a timer to shut off the stove if no motion is detected. The more established of these units, StoveGuard, is the most similar to SafeStove, also being manufactured in Canada and not requiring direct intervention into the stove proper to install. StoveGuard has been in production since 2001, and has seen very light sales and a near-complete lack of support from insurance companies and fire prevention and protection organizations according to the owner and sales company. (it was cited that the local fire department had still not endorsed the unit, nor even looked at it, after several years of trying). StoveGuard entered the market at a price of $339.95.

HomeSenser is the most recent entry on the market, and is handicapped by the requirement that the consumer must remove the existing plug from their stove and replace it with the HomeSenser unit. Our own focus groups and surveys have indicated that most consumers are uneasy with the thought of modifying an electrical appliance, even if just the electrical plug. This is compounded by the fear of working with a 22V line, which is seen as dangerous and risky by most end users. HomeSenser is also the most expensive unit on the market, with a list price over $300.

SafeStove is a distinct product from the other two units. Product-wise, it is distinguished by being the only unit that is not motion-sensitive. Motion sensitive units have three failings that are avoided through SafeStove's wireless timer mechanism. The first is the price of the motion-sensor equipment. This single piece of hardware makes these units more expensive to manufacture, accounting for their higher price-point. Secondly, our consumer research indicates that most consumers are wary of motion-sensitive equipment, seeing it as prone to failure, sensitive (or non-sensitive), or otherwise ineffective or untrustworthy. Finally, these units can unwittingly start a fire by turning on a stove that has shut off safely because of inattention when someone returns to the kitchen, possibly a large dog, a child, or someone unaware that the stove is turned on.

The SafeStove unit has a distinct bright red coloration, as opposed to the other units which are grey and white. This prevents consumer confusion for those consumers who are reacting to SafeStove's promotional campaigns. SafeStove is also the only unit to use a wireless remote to trigger the system. This may have been a drawback ten or twenty years ago, but the North American public is currently very familiar and comfortable with wireless control devices and wireless technology in general. Even the term "wireless" carries a strong value in the current consumer marketplace.

Finally, SafeStove is being introduced at a significantly lower price-point than competing products.

Product	StoveGuard	HomeSenser	SafeStove
Modifies Stove?	No	Yes	No
Motion Sensor?	Yes	Yes	No
Time Delay	0-39 minutes	7 minutes	15 minutes
Price per Unit	$340	$350	$295
Market Size	Small	None	New Product
Differentiation	Older model, none	Awards	Wireless, red

Pricing

Pricing has been revised to suit the new production costs, with a reduced entry price to attract customers. The new pricing allows for the original $40 commission to authorized sales representatives. This keeps profits at the existing level, but increases their ability to make sales through the lower retail and wholesale prices.

Production costs include all of our manufacturing costs with manufacturing the polymeric enclosure (the plastic casing), assembly of the printed circuit boards through possible supply chain partners, and assembly of the final units at the SafeStove facilities. Total production cost is at $97.69 per unit during this first growth stage.

Investment costs are also on a per-unit basis and involve the repayment of design and implementation costs accrued during the initial engineering and development of the unit and initial marketing costs. Total cost is at $45.57 per unit, for a total of $143.26 per unit during this first growth stage.

	Combined Production Costs
Revised production cost per unit	$ 97.69
Investment costs per unit	$ 45.57
Total cost per unit	$ 143.26
	Sales Pricing
Wholesale list price per unit	$ 206.50
Retail list price per unit	$ 295.00
	Profitability Per Unit
Profit per unit from wholesale	$ 63.24
Profit per unit from retail	$ 151.74

Marketing

The penetration pricing entry strategy gives the Company an additional major differentiating characteristic to be used in our promotional material. The unit price is significantly lower than that of either directly competing product. Our initial market research in direct and catalog sales indicate that the higher price line of the existing products is a major deterring factor for many would-be consumers. Entering the market promoting this price point will attract the consumers that are already aware of the dangers, while reducing the appeal of competing products which sell at a significantly higher price.

Distribution of the product and promotional materials will occur in both direct and indirect channels to the consumer. Our direct channels will primarily be sales staff at our offices, as well as automated order fulfillment through our website. Through our offices we have quick access to the entire North American market through conventional phone, mail and courier services. Direct distribution of our product will behandled through these channels for direct sales from our promotions as well as sales through the website.

Indirect sales channels are through sales agents who sell the units directly to consumers. The highly educational nature of the initial promotional push requires a very interactive sales method. The sales agent channels have been prepared for launch in Ontario and Quebec already in Canada, and as we launch the promotional campaign into full North American distribution, direct sales and distribution lines will come on line throughout the continental United States.

One of our Direct Sales pushes is to the trailer parks in the southern United States. House trailers are very dangerous when they catch fire, becoming rapidly fully involved, and can be written off within minutes of the fire starting. We are in communication with several trailer parks in Florida and Texas and are arranging sales meetings on site at their weekly or bi-weekly community gatherings. This environment, combined with an endorsement from the trailer part owner (who is receiving part of the sales commission for his or her help), provides us with a captive audience in a peer-supported environment. The goal of our direct sales efforts is to avoid door-to-door selling and concentrate on sales to communities and organizations such as the trailer parks as well as assisted living environments for the elderly or handicapped.

Indirect promotional channels are through the fire prevention organizations and fire departments as well as insurance companies throughout North America. Our experience to date (unlike that of our competitors) is that these organizations are excited by SafeStove and immediately understand the economic and safety ramifications of the implementation of the unit.

Item 7 Description of Property

The Company does not own any real estate.

The current lease is for 1,000 square feet at $9.54 per square foot ($9,540 per month). The option to renew is available each year.

The Company believes that its current facilities are adequate for its needs through the next six months, and that, should it be needed, suitable additional space will be available to accommodate expansion of the Company's operations on commercially reasonable terms, although there can be no assurance in this regard. There are no written agreements.

Determination of Offering Price

The management of the Company has determined the Offering Price in its sole discretion. Prior to the Offering, there will be 30 million shares outstanding, implying a pre-offering enterprise valuation for the Company of $300,000 (30,000,000 x $0.01). The management believes that this is an appropriate price prior to the Offering.

Salaries of Officers: As of September 30, 2007, none of the Company's officers received salaries.

The proceeds from this offering will satisfy the Company's cash requirements for the next 12 months provided that the maximum is received. If less than the maximum is received, the Company may seek additional capital financing.

The Company reserves the right to vary the Use of Proceeds according to the actual amount raised and the timing thereof.

Dividend Policy: The Company has never declared or paid any cash dividends on its capital stock and does not expect to do so in the foreseeable future. The Company anticipates that all future earnings, if any, generated from operations will be retained by the Company to develop and expand its business. Any future determination with respect to the payment of dividends will be at the discretion of the Board of Directors and will depend upon, among other things, the Company's operating results, financial condition and capital requirements, the terms of then-existing indebtedness, general business conditions and such other factors as the Board of Directors deems relevant.

Item 8. Directors, Executive Officers and Significant Employees

The following table sets forth certain information regarding the executive officers and directors of the Company as of November 16, 2006:

Name	Positions with the Company	Age	Position Held Since
Itzhak Mandel	President, Chief Executive Officer and Director	59	2002
François L. Charbonneau	Secretary, Treasurer and Chief Financial Officer	57	2006

Itzhak Mandel, President, President, Chief Executive Officer and Director
2626 Blvd Poirier, Apt. 102, St. Laurent, Quebec H4R 2X6 Canada
514-941-7988

Prior to joining the Company, Mr. Mandel worked for ERP Systems (SAP) in Bombardier, St. Laurent, Quebec as Business Analyst from November 2002. His job responsibilities consisted of developing ERP System (SAP) and worked for Bombardier in St. Laurent, Quebec as Production Planning Manager from 1980-2002. His responsibilities consisted of being the senior planner. He has a Technologist Certificate from the Technology Institute in Israel in 1963.

François L. Charbonneau, Secretary, Treasurer and Chief Financial Officer
393 Moreau Street, St-Eustache, Quebec, J7P 2M5 Canada
514-691-9298

Prior to joining the Company, Mr. Charbonneau worked for Webmentors Associates as President and Co. Founder from 2003. His responsibilities consisted of business development, administration, marketing oversight of subcontractors and finance. Prior to that he worked for Quebecor World Lebonfon as Sales Representative Editor from 2002-2004. His responsibilities consisted of ensuring the development of clients' relations and sales with diverse editors in the Quebec marketplace. Prior to that, he worked for Aqualandsis as Vice-President of Sales and Marketing and Vice-President of Administration from 2000-2002. His responsibilities consisted of ensuring the development and sales (licenses) of new patented technologies, assisting the licensee of market penetration of said technologies, development of new applications for said technologies in the nutritional, medical and pharmacological environments. And prior to that, he was employed with Litho-Tronic Inc, Buro-Tronic Inc., as President and Founder/Owner from 1989-2000. His job responsibilities consisted of business development, administration, marketing oversight of approximately 20employees. He has a Bachelors Degree in Arts and Philosophy from the Institut de Culture Générale in 1972.

Board Composition: The Board of Directors is currently comprised of one director. The director is Itzhak Mandel. At each annual meeting of stockholders, the successors to directors whose term will then expire will be elected to serve from the time of election and qualification until the second annual meeting following election.

Each officer is elected by and serves at the discretion of the Board of Directors. Each of the Company's officers and directors devotes substantially full time to the affairs of the Company.

None of the shareholders of the Company are related by blood or marriage.

Director Compensation: Directors receive no cash remuneration for serving on the Board of Directors but are to be reimbursed for reasonable expenses incurred by them in attending meetings of the Board of Directors and Audit Committee.

Limitation of Liability and Indemnification Matters: The Company's Certificate of Incorporation limits the liability of its directors for monetary damages arising from a breach of their fiduciary duty as directors, except to the extent otherwise required by the Nevada corporate law. Such limitation of liability does not affect the availability of equitable remedies such as injunctive relief or rescission.

The Company's bylaws provide that the Company shall indemnify its directors and officers to the fullest extent permitted by Nevada law, including in circumstances in which indemnification is otherwise discretionary under Nevada law. The Company has also entered into indemnification agreements with its officers and directors containing provisions that may require the Company, among other things, to indemnify such officers and directors against certain liabilities that may arise by reason of their status or service as directors or officers (other than liabilities arising from willful misconduct of a culpable nature), to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified, and to obtain directors' and officers' insurance if available on reasonable terms.

At present, there is no pending litigation or proceedings involving any director, officer, employee or agent of the Company where indemnification will be required or permitted. The Company is not aware of any threatened litigation or proceeding that might result in a claim for such indemnification.

Item 9. Remuneration of Directors and Officers

The following table sets forth certain information regarding the aggregate remuneration of each of the three highest paid persons who are directors or executive officers as a group during Company's last fiscal year:

Name of individual or identity of group	Capacities in which remuneration was received	Aggregate remuneration
Itzhak Mandel 2626 Blvd. Poirier, Apt. 102 St. Laurent, QC., H4R 2X6 Canada	President, Chief Executive Officer and Director	$0
Frank Charbonneau 393 Moreau St. Eustache, QC., J7P 2M5 Canada	Secretary, Treasurer and Chief Financial Officer	$0

Item 10. Security Ownership of Management and Certain Shareholders

The following table sets forth certain information with respect to voting securities held of record regarding each of the three highest paid persons who are directors or executive officers as a group, all officers and directors as a group and any shareholder who owns more than 10% of any class of the Company's security:

Title of Class	Name and Address of Owner	Title	Amount Owned Before Offering	Percentage of Issued Common Stock
Common Stock	Itzhak Mandel 2626 Blvd. Poirier, Apt. 102 St. Laurent, QC., H4R 2X6 Canada	President ,Chief Executive Officer and Director	100,000	0.33%
Common Stock	Frank Charbonneau 393 Moreau St. Eustache, QC., J7P 2M5 Canada	Secretary, Treasurer and Chief Financial Officer	100,000	0.33%
Common Stock	George Dufour 3745 Patte Road Hawkesbury, ON K6A 2R2 Canada	Shareholder	29,750,000	99.17%

Beneficial ownership is determined in accordance with the rules of the Commission and generally includes voting or investment power with respect to securities. Common Stock subject to options currently exercisable or exercisable within 60 days of January 14, 2008 are deemed outstanding for purposes of computing the percentage ownership of the person holding such option but are not deemed outstanding for purposes of computing the percentage ownership of any other person. Except where indicated, and subject to community property laws where applicable, the persons in the table above have sole voting and investment power with respect to all Common Stock shown as beneficially owned by them.

Common Stock: As of the date of this registration statement, there were 30,000,000 shares of Common Stock outstanding that were held of record. There will be a maximum of 430,000,000 shares of Common Stock outstanding after giving effect to the sale of the shares of Common Stock to the public offered hereby.

The holders of Common Stock are entitled to one vote per share on all matters to be voted upon by the stockholders. The holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available therefore. In the event of the liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities, if any, then outstanding. The Common Stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the Common Stock. All outstanding shares of Common Stock are fully paid and non-assessable, and the shares of Common Stock to be issued upon completion of this Offering will be fully paid and non-assessable.

Item 11. Interest of Management and Others in Certain Transactions

None

There were no transactions to which the Company was a party in the previous two years or any proposed transactions that any director, officer, nominee director, principal security holder or relative of the foregoing has a direct or indirect material interest in.

Item 12. Securities Being Offered

A maximum of Four Hundred Million (400,000,000) common shares are being offered to the public at $0.01 per share. There is no minimum.

A maximum of $4,000,000 will be received from the offering. The insiders will hold thirty million (30,000,000) shares. This means that about 93.02% of the Company will be held by the public, assuming that all shares are sold in the offering. The Company does not have an underwriter.

Of the shares (the "Shares") of Common Stock, par value $0.0001 per share ("Common Stock"), of the Company offered hereby (the "Offering"), all shares are being offered by the Company and no shares are being offered by stockholders of the Company. The Company will receive all proceeds from the sale of shares of Common Stock, after expenses.

Dividend Policy: The Company has never declared or paid any cash dividends on its capital stock and does not expect to do so in the foreseeable future. The Company anticipates that all future earnings, if any, generated from operations will be retained by the Company to develop and expand its business. Any future determination with respect to the payment of dividends will be at the discretion of the Board of Directors and will depend upon, among other things, the Company's operating results, financial condition and capital requirements, the terms of then-existing indebtedness, general business conditions and such other factors as the Board of Directors deems relevant.

Voting Rights: The holders of Common Stock are entitled to one vote per share on all matters to be voted upon by the stockholders. The holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available therefore.

Liquidation Rights: In the event of the liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities, if any, then outstanding.

Preemptive and/or Conversion Rights: The Common Stock has no preemptive or conversion rights or other subscription rights.

Redemption and/or Sinking Fund Provisions: There are no redemption or sinking fund provisions applicable to the Common Stock.

Liability to Further Calls or Assessment by Company: There are no calls. Upon a liquidation of our company, our creditors will be paid before any distribution to holders of common stock. The holders of common stock would be entitled to receive a pro rata distribution per share of any excess amount.

All outstanding shares of Common Stock are fully paid and non-assessable, and the shares of Common Stock to be issued upon completion of this Offering will be fully paid and non-assessable.

Transfer Agent and Registrar: The Transfer Agent and Registrar for the Common Stock is Bay City Transfer Agency and Registrar, Inc., located at 300 Center Ave., Suite 202B, Bay City, MI 48708 and its telephone number is: (989) 891-9720.

Shares Eligible for Future Sale: Upon completion of this Offering, the Company will have approximately Four Hundred Thirty Million (430,000,000) shares of Common Stock outstanding if the maximum is sold. All of the common shares sold in this Offering are freely tradable under an exemption from registration. The remaining 30 million (30,000,000) shares of Common Stock are deemed "restricted securities" under Rule 144. Restricted shares may be sold in the public market only if registered or if they qualify for an exemption from registration under Rules 144 promulgated under the Securities Act, which rule is summarized below.

In general, under Rule 144, beginning approximately 90 days after the effective date of the Offering Statement of which this Prospectus is a part, a stockholder, including an Affiliate, who has beneficially owned his or her restricted securities (as that term is defined in Rule 144) for at least one year from the later of the date such securities were acquired from the Company or (if applicable) the date they were acquired from an Affiliate, is entitled to sell, within any three-month period, a number of such shares that does not exceed the greater of 1% of the then outstanding shares of Common Stock (approximately 4,300,000 shares immediately after this Offering) or the average weekly trading volume in the Common Stock during the four calendar weeks preceding the date on which notice of such sale was filed under Rule 144, provided certain requirements concerning availability of public information, manner of sale and notice of sale are satisfied. In addition, under Rule 144(k), if a period of at least two years has elapsed between the later of the date restricted securities were acquired from the Company, a stockholder who is not an Affiliate of the Company at the time of sale and has not been an Affiliate of the Company for at least three months prior to the sale is entitled to sell the shares immediately without compliance with the foregoing requirements of Rule 144.

No prediction can be made as to the effect, if any, that market sales of shares or the availability of shares for sale will have on the market price of the Common Stock prevailing from time to time. The Company is unable to estimate the number of shares that may be sold in the public market pursuant to Rule 144, since this will depend on the market price of the Common Stock, the personal circumstances of the sellers and other factors. Nevertheless, sales of significant amounts of the Common Stock of the Company in the public market could adversely affect the market price of the Common Stock and could impair the Company's ability to raise capital through an offering of its equity securities.

Additional Information: The Company intends to furnish to its stockholders annual reports containing audited consolidated financial statements examined by an independent accounting firm and quarterly reports for the first three quarters of each fiscal year containing interim un-audited consolidated financial information.

The management of the Company has arbitrarily determined the Offering Price in its sole discretion. The management believes that this is an appropriate price for the Offering.

Part Financial Statements

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with our financial statements and the notes thereto appearing elsewhere in this report. This report contains statements that constitute forward-looking statements within the meaning of the Private Securities Litigation

Reform Act of 1995. We caution you that forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from the statements that constitute forward-looking statements as a result of various factors.

Introduction and Nature of Business

The SafeStove unit hooks up to any electric stove and prevents fires in the kitchen by automatically shutting of the stove if it is left unattended for more than 15 minutes, or when the included smoke detector unit is triggered. This greatly reduces the chances of a fire starting from the stove, and is equipped with an emergency off switch so the stove can be turned off remotely without reaching over the elements to reach the controls.

The safety device, according to a preferred embodiment of the present invention, has a relay circuit connected between one of the power prongs of the male plug and a corresponding one that connects to one of the contacts of the female receptacle. The 120V-operated equipment of the cooking appliance is powered between the undisturbed power line in the safety device and the neutral line. The relay is normally in an open state and is responsive to a control signal generated by a micro-controller providing a timing function. The control signal triggers the relay into a closed state as long as the time period measured by the timing function of the micro-controller has not elapsed. The relay gets back into an open state whenever the timing function stops. The micro-controller may be connected to a RF module/decoder provided with an antenna for receiving a timer activating/reset signal from a remote control. The remote control has a single push-button operable by the user of the cooking appliance for resetting the timing function and triggering a new count-down process for the preset time period. The safety device has a power supply circuit connected to the undisturbed power line and the neutral line and providing the required power supply for the electronic and electrical components of the safety device. The safety device is designed to prevent operation of the heating elements of a cooking appliance except when the user activates the timing function which enables their operation for a preset time period. The user must reset the timing function before expiration of the time period to keep the heating elements operating. The safety device is also designed so that the 120V-operated equipment of the cooking appliance is unaffected by it.

Selected Financial Data

Fiscal Quarter ended September 30, 2007

RESULTS OF OPERATIONS:	September 30, 2007	December 31, 2006
Total revenues	$ 0.00	$ 26,536
Net loss	$ (3024)	$ (19,385)
Net loss attributable to common stockholders	$ (3024)	$ (19,385)
Basic and fully diluted loss per common share	$ (0.0001)	

SUBSEQUENT EVENTS
N/A

MANAGEMENT SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Offering Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Las Vegas, State of Nevada, on this 13 day of ~~November~~ December, 2007.

SAFESTOVE CORPORATION

By: [signature]
Itzhak Mandel, President, Chief Executive Officer and Director

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each individual whose signature appears below constitutes and appoints Itzhak Mandel, his true and lawful attorneys-in-fact and agents with full power of substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Offering Statement, and to sign any registration statement for the same offering covered by this Offering Statement that is to be effective upon filing pursuant to Rule 462(b) promulgated under the Securities Act of 1933, and all post-effective amendments thereto, and to file the same, with all exhibits thereto and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or his or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, AS AMENDED, THIS OFFERING STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED:

[signature]
Itzhak Mandel, President, Chief Executive Officer and Director
~~November~~ 13, 2007
December

[signature]
François Charbonneau, Secretary, Treasurer and Chief Financial Officer
~~November~~ 13, 2007
December

SAFESTOVE CORPORATION

CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2007

SAFESTOVE CORPORATION

CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2007

TABLE OF CONTENTS

CERTIFICATION

I, Itzhak Mandel hereby certify that I have prepared the accompanying unaudited financial statements and notes hereto, and that these financial statements and accompanying notes present fairly, in all material respects, the financial position of the issuer and the results of its operations and cash flows for the periods presented, in conformity with accounting principles generally accepted in the United States, consistently applied.

____

Itzhak Mandel

SAFESTOVE CORPORATION

CONSOLIDATED BALANCE SHEETS

	September 30, 2007 (Unaudited)	December 31, 2006 (Unaudited)
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$ -	$ -
Income taxes receivable	13,165	13,165
Prepaid expense	5,376	5,376
Inventory	40,775	40,775
Total Current Assets	59,316	59,316
FIXED ASSETS		
Computer equipment - net	993	1,364
Website - net	487	600
Total Fixed Assets	1,480	1,964
OTHER ASSETS		
Advances to administrator, non-interest bearing No specific repayment terms	55,557	55,557
Total Other Assets	55,557	55,557
Total Assets	$ 116,353	$ 116,837
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIENCY)		
CURRENT LIABILITIES		
Accounts Payable and accrued liabilities	$ 4,424	$ 4,243
Bank indebtedness	3,757	3,757
Current portion of long-term debt	-	-
Total Current Liabilities	8,181	8,000
LONG TERM LIABILITIES		
Long term debt, non interest bearing, not repayable before 2 years	134,685	134,685
Total Long-term liabilities	134,685	134,685
STOCKHOLDERS' EQUITY (DEFICIENCY)		
Common stock 450,000,000 authorized shares 30,000,000 shares issued and outstanding	3,000	83
Accumulated deficit	(29,513)	(26,111)
Total Stockholders equity (deficiency)	(26,513)	(26,028)
Total Liabilities and Stockholders equity (deficiency)	$ 116,353	$ 116,657

The accompanying notes are an integral part of these in-house financial statements

Initials ________

SAFESTOVE CORPORATION

CONSOLIDATED STATEMENT OF OPERATIONS AND ACCUMULATED DEFICIT

	September 30, 2007	December 31, 2006
REVENUES		
Sales	$ -	$ 26,536
Total Revenues	-	26,536
OPERATING EXPENSES		
Automobile	-	6,122
Advertising	-	2,290
Purchases	-	10,405
Telecommunications	-	2,376
Office expenses	-	3,169
Rent	-	6,465
Insurance	-	326
Interest and bank charges	-	1,731
Depreciation	107	2,113
Professional fees	(83)	1,945
Services	3,000	8,979
Total Operating Expenses	3,024	45,921
NET INCOME (LOSS)	$ (3,024)	$ (19,385)
Basic and diluted loss per share	$ (0.0001)	
Weighted average common shares outstanding	22,826,087	

The accompanying notes are an integral part of these in-house financial statements.

Initials ____________

SAFESTOVE CORPORATION

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY AND ACCUMULATED DEFICIT FOR THE PERIOD JULY 1, 2007 TO SEPTEMBER 30, 2007

	Common Stock Shares	Value	Accumulated Deficit	Total
Balance at July 1, 2007	-	$ -	$ (26,489)	$ (26,489)
Shares Issued for Services	30,000,000	3,000	-	3,000
Net Loss	-	-	(3,024)	(3,024)
Balance at September 30, 2007	30,000,000	$ 3,000	$ (29,513)	$ (26,513)

The accompanying notes are an integral part of these in-house financial statements.

Initials ______

SAFESTOVE CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

		September 30, 2007		December 31, 2006
CASH FLOWS FROM OPERATING ACTIVITIES				
Net income (Loss)	$	(3,024)	$	(19,385)
Adjustments to reconcile net income (loss) to net cash used in operating activities				
Depreciation and amortization		107		2,113
Professional fees		(83)		-
Prepaid expenses		-		43,604
Inventory		-		(40,775)
Accounts payable and accrued liabilities		-		1,998
Cash flows from operating activities		(3,000)		(12,445)
CASH FLOWS FROM INVESTING ACTIVITIES				
Goodwill		-		-
Additions to fixed assets		-		-
Cash flows from investing activities		-		-
CASH FLOWS FROM FINANCING ACTIVITIES				
Issue of common shares		3,000		-
Advances to administrator		-		(30,165)
Increase in long term debt		-		39,552
Cash flows from financing activities		3,000		9,387
INCREASE (DECREASE) IN CASH AND EQUIVALENTS		-		(3,058)
CASH AND EQUIVALENTS - Beginning of period		(3,757)		(700)
CASH AND EQUIVALENTS - End of period	$	(3,757)	$	(3,758)

The accompanying notes are an integral part of these in-house financial statements.

Initials ________

SAFESTOVE CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – NATURE OF BUSINESS

SafeStove Corporation ("the Company") was incorporated in the State of Nevada on November 16, 2006.

G.J.D Holding Corp. ("the subsidiary") was incorporated under Part 1 A of the Quebec Companies Act on December 10, 2004.

The Company acquired the subsidiary on November 16, 2006.

The business of the company is producing a safety device for electric stoves, which when added, can prevent kitchen fires.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

Revenue recognition
The company recognizes revenue when the units are shipped to the customer.

Capital Assets
Capital assets are recorded at cost and are depreciated over their estimated useful lives according to the following method and annual rates:

Assets	Basis	Rate
Computer Hardware	Declining balance	30%
Furniture and equipment	Declining balance	20%

Foreign Currency Translation
The company uses the temporal method to translate its foreign currency transactions.

Monetary assets and liabilities are translated at the rate of exchange in effect at the year-end. Other assets and liabilities are translated at their historic rates. Items appearing in the statement of income, except for cost of inventories and depreciation, are translated at average year rates. Exchange gains and losses are included in the statement of income.

Use of Estimates
In conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and reported amounts of revenue expenses during the year. Actual results could differ from these estimates.

Financial Instruments
The company financial instruments consist of cash, prepaid expenses, accounts payable and accrued liabilities. Unless otherwise noted, it is management's opinion that the company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying value, unless otherwise noted.

Initials

NOTE 3 – CAPITAL ASSETS

	Cost	Accumulated Depreciation	Net Book Value
Computer Hardware	$2657	$1664	$993
Furniture and Equipment	3356	2869	487
	$6013	$4533	$1480

NOTE 4 – SHAREHOLDERS DEFICIT

The company is authorized to issue 450,000,000 common shares with a par value of $0.0001 and 50,000,000 preferred shares with a par value of $0.0001.

In July 2007, 30,000,000 shares were issued as payment for services. The directors, Mr. Itzhak Mandel and Mr. Frank Charbonneau both received 100,000 shares each. Mr. George Dufour, the original owner, received 29,750,000 shares. Mr. Hrair Melkonian received 50,000 shares for services provided.

Initials

SECRETARY OF STATE


THE GREAT SEAL OF THE STATE OF
NEVADA
STATE OF NEVADA

CORPORATE CHARTER

I, DEAN HELLER, the duly elected and qualified Nevada Secretary of State, do hereby certify that **SAFESTOVE CORPORATION**, did on November 16, 2006, file in this office the original Articles of Incorporation; that said Articles of Incorporation are now on file and of record in the office of the Secretary of State of the State of Nevada, and further, that said Articles contain all the provisions required by the law of said State of Nevada.

IN WITNESS WHEREOF, I have hereunto set my hand and affixed the Great Seal of State, at my office on November 16, 2006.

DEAN HELLER
Secretary of State

By

Certification Clerk

DEAN HELLER
Secretary of State

RENEE L. PARKER
Chief Deputy
Secretary of State

PAMELA RUCKEL
Deputy Secretary
for Southern Nevada

STATE OF NEVADA



OFFICE OF THE
SECRETARY OF STATE

CHARLES E. MOORE
Securities Administrator

SCOTT W. ANDERSON
Deputy Secretary
for Commercial Recordings

ELLICK HSU
Deputy Secretary
for Elections

Filing Acknowledgement

November 16, 2006

Job Number	Corporation Number	
C20061116-0414	E0843172006-8	
Filing Description	**Document Filing Number**	**Date/Time of Filing**
Articles of Incorporation	20060735334-43	November 16, 2006 08:30:16 AM

Corporation Name
SAFESTOVE CORPORATION

Resident Agent
INCORP SERVICES, INC.

The attached document(s) were filed with the Nevada Secretary of State, Commercial Recordings Division. The filing date and time have been affixed to each document, indicating the date and time of filing. A filing number is also affixed and can be used to reference this document in the future.

Respectfully,

DEAN HELLER
Secretary of State

Commercial Recording Division
202 N. Carson Street
Carson City, Nevada 89701-4069
Telephone (775) 684-5708
Fax (775) 684-7138



DEAN HELLER
Secretary of State
206 North Carson Street
Carson City, Nevada 89701-4299
(775) 684 5708
Website: secretaryofstate.biz

Entity #
E0843172006-8
Document Number
20060735334-43

Date Filed:
11/16/2006 8:30:16 AM
In the office of

Dean Heller
Secretary of State

Articles of Incorporation

(PURSUANT TO NRS 78)

Important: Read attached instructions before completing form. ABOVE SPACE IS FOR OFFICE USE ONLY

1. Name of Corporation:	SafeStove Corporation
2. Resident Agent Name and Street Address: (must be a Nevada address where process may be served)	Incorp Services, Inc. Name 3155 East Patrick Lane - Suite 1, Las Vegas, NEVADA 89120-3481 Street Address, City, Zip Code
3. Shares: (number of shares corporation authorized to issue)	Number of shares with par value: 500,000,000 Par value: $ 0.0001 Number of shares without par value: 0
4. Names & Addresses of Board of Directors/Trustees: (attach additional page if there is more than 3 directors/trustees)	1. Itzhak Mandel Name 2626 Blvd. Poirier Apt. 102, St. Laurent, QC, H4R 2X6 Street Address, City, State, Zip Code 2. Francois Charbonneau Name 393 Moreau St., St. Eustache, QC, J7P 2M5 Street Address, City, State, Zip Code 3. Name Street Address, City, State, Zip Code
5. Purpose: (optional-see instructions)	The purpose of this Corporation shall be: The purpose for which the corporation is organized are to engage primarily in any type of business, investment or
6. Names, Address and Signature of Incorporator: (attach additional page if there is more than 1 incorporator)	Billie Coudde Name, Signature 300 Center Ave. Ste. 201, Bay City, Michigan, 48708 Address, City, State, Zip Code
7. Certificate of Acceptance of Appointment of Resident Agent:	I hereby accept appointment as Resident Agent for the above named corporation. Authorized Signature of R. A. or On Behalf of R. A. Company November 16, 2006 Date

This form must be accompanied by appropriate fees. See attached fee schedule.

Article 3 continued...

1. The total number of shares of stock which the Corporation shall have authority to issue is 500,000,000 shares with a par value of $0.0001 per share and having a total stated capital of $500,000.00. Of the 500,000,000 shares, 450,000,000 shares are to be Class A Common stock and 50,000,000 to be preferred shares.

   The Board of Directors is authorized to issue the capital stock in one or more classes or one or more series of stock within any class thereof and which classes or series may have such voting powers, full or limited, or no voting powers, and such designations, preferences and relative, participating, optional or other special rights, and qualifications, limitations or restrictions thereof, shall be stated and expressed in the resolution or resolutions providing for the use issue of such stock adopted by the Board of Directors.

Article 5 continued...

5. other pursuit or activity, whether retail or wholesale, whether commercial or industrial; and to perform any and all other lawful acts or purposes as are or may be granted to corporate entities under the laws of the State of Nevada and by any other state or foreign country. The corporation may conduct its business anywhere within the States of the United States or in any foreign country, without in any way limiting the foregoing powers. It is hereby provided that the corporation shall have the power to do any and all acts and things that may be reasonably necessary or appropriate to accomplish any of the foregoing purposes for which the corporation is formed.



DEAN HELLER
Secretary of State
202 North Carson Street
Carson City, Nevada 89701-4201
(775) 684 5708
Website: secretaryofstate.biz

Resident Agent Acceptance

General Instructions for this form:

1. Please print legibly or type; Black Ink Only.
2. Complete all fields.
3. Ensure that document is signed in signature field.

ABOVE SPACE IS FOR OFFICE USE ONLY

In the matter of SafeStove Corporation
(Name of business entity)

I, Incorp Services, Inc.
(Name of resident agent)

hereby state that on November 16, 2006 (Date) **I accepted the appointment as resident agent for the above named business entity. The street address of the resident agent in this state is as follows:**

3155 East Patrick Lane - Suite 1
Physical Street Address

Suite number

Las Vegas
City

NEVADA

89120-3481
Zip Code

Optional:

N/A
Additional Mailing Address

N/A
Suite number

N/A
City

N/A
State

N/A
Zip Code

Signature:

X
Authorized Signature of R.A. or On Behalf of R.A. Company

November 16, 2006
Date

BY-LAWS
OF
SafeStove Corporation

a Nevada Corporation

ARTICLE I
OFFICES

Section 1. Principal Office. The principal office for the transaction of the business of the corporation is hereby fixed and located at:

1329 Hwy 395N, Suite 10-239
Gardnerville, NV 89410

The Board of Directors is hereby granted full power and authority to change said principal office from one location to another in said state. Any such change shall be noted in the by-laws by the Secretary, opposite this section, or this section may be amended to state the new location.

Section 2. Other Offices. Branch or subordinate offices may at any time be established by the Board of Directors at any place or places where the corporation is qualified to do business or the business of the corporation may require.

ARTICLE II
MEETINGS OF SHAREHOLDERS

Section 1. Place of Meetings. All annual meetings of shareholders and all other meetings of shareholders shall be held either at the principal office of the corporation or at any other place within or without the State of Nevada as may be designated either by the Board of Directors pursuant to authority hereinafter granted to said Board or by the written consent of the shareholders entitled to vote at such meeting holding at least a majority of such shares given either before or after the meeting and filed with the Secretary of the corporation.

Section 2. Annual Meetings. The annual meetings of shareholders shall be held on such date not less than sixty (60) nor more than three hundred sixty (360) days after the end of the corporation's last preceding fiscal year, as the Board of Directors shall prescribe; provided, that if in any such year the annual meeting shall not have been held within such period, then it shall be held at 10:00 a.m. on the first Tuesday in the second month after the end of the three hundred sixty (360) day period; provided, however, that should said day fall on a legal holiday, then any such annual meeting of shareholders shall be held at the same time and place on the next day thereafter ensuing which is a full business day. Any such annual meeting may be held at any other time which may be designated in a resolution by the Board of Directors or by the written consent of the shareholders entitled to vote at such meeting holding at least a majority of such shares. At such annual meeting, directors shall be elected, reports of the affairs of the corporation shall be considered, and any other business may be transacted which is within the powers of the shareholders to transact and which may be properly brought before the meeting.

Written notice of each annual meeting shall be given to each shareholder entitled to vote, either personally or by mail or other means of written communication, charges prepaid, addressed to such shareholder at his address appearing on the books of the corporation or given by him to the corporation for the purpose of notice. If a shareholder gives no address, notice shall be deemed to have been given him if sent by mail or other means of written communication addressed to the place where the principal office of the corporation is situated. All such notices shall be sent to each shareholder entitled thereto not less than thirty (30) nor more than sixty (60) days before each annual meeting.

Section 3. Special Meetings. Special meetings of the shareholders for any purpose or purposes, unless otherwise prescribed by statute, may be called at any time by any Director, or by resolution of the Board of Directors, or by one or more shareholders holding not less than ten percent (10%) of the issued and outstanding voting shares of the corporation, or such meeting may be held at any time without call or notice upon unanimous consent of the shareholders. Except in special cases where other express provision is made by statute, notice of such special meetings shall be given in the same manner and pursuant to the same notice provisions as for annual meetings of shareholders. Notices or any special meeting shall state, in addition to the place, day and hour of such meeting, the purpose or purposes of the meeting. Business transacted at any special meeting of shareholders shall be limited to the purposes stated in the notice.

Section 4. List of Shareholders Entitled to Vote. The officer who has charge of the stock ledger of the corporation shall prepare and make, at least ten (10) days before every meeting of shareholders, a complete list of the shareholders entitled to vote at the meeting, arranged in alphabetical order, and showing the address of each shareholder and the number of shares registered in the name of each shareholder. Such list shall be open to the examination of any shareholder for any purpose germane to the meeting during ordinary business hours for a period of at least ten (10) days prior to the meeting, either at a place within the city where the meeting is to be held, which place shall be specified in the notice of the meeting, or, if not so specified, at the place where the meeting is to be held. The list shall also be produced and kept at the time and place of the meeting during the whole time thereof, and may be inspected by any shareholder who is present.

Section 5. Quorum. The holders of one-third (1/3) of the stock issued and outstanding and entitled to vote thereat, present in person or represented by proxy, shall constitute a quorum at all meetings of the shareholders for the transaction of business, except as otherwise provided by statute or the Certificate of Incorporation of the corporation. When a quorum is present at any meeting, a majority of the shares represented thereat and entitled to vote thereat shall decide any question brought before such meeting. The shareholders present at a duly called or held meeting at which a quorum is present may continue to do business until adjournment, notwithstanding the withdrawal of enough shareholders to leave less than a quorum.

Section 6. Voting. At each meeting of shareholders each shareholder entitled to vote shall vote in person or by proxy and he shall have one (1) vote for each share standing registered in his name at the closing of the transfer books for such meeting, or the record date fixed for such meeting by the Board of Directors, as the case may be, or standing registered in his name at the time of such meeting if neither a date for the closing of the transfer books nor a record date for such meeting has been fixed by the Board of Directors.

Section 7. Consent of Absentees. The transaction of any meeting of shareholders, either annual or special, however called and noticed, shall be as valid as though had at a meeting duly held after regular call and notice, if a quorum be present either in person or by proxy, and if, either before or after the meeting, each of the persons entitled to vote, not present in person, or by proxy, signs a written waiver of notice, or a consent to the holding of such meeting, or an approval of the minutes thereof. All such waivers, consents or approvals shall be filed with the corporate records or made a part of the minutes of the meeting.

Section 8. Action Without Meeting. Any action which, under any provisions of the laws of the State of Nevada or under the provisions of the Certificate of Incorporation or under these by-laws may be taken at a meeting of the shareholders, may be taken without a meeting if a record or memorandum thereof be made in writing and signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take the action at a meeting for such purpose, and such record or memorandum be filed with the Secretary of the corporation and made a part of the corporate records.

Section 9. Proxies. Any shareholder entitled to vote or execute consents shall have the right to do so either in person or by one or more agents authorized by proxy. The appointment of a proxy shall be in writing and signed by the shareholder but shall require no other attestation and shall be filed with the Secretary of the corporation at or prior to the meeting. The termination of a proxy's authority by act of the shareholder shall, subject to the time limitation herein set forth, be ineffective until written notice of the termination has been given to the Secretary of the corporation. Unless otherwise provided therein, an appointment filed with the Secretary shall have the effect of revoking all proxy appointments of prior date.

ARTICLE III
DIRECTORS

Section 1. Powers. Subject to limitations of the Certificate of Incorporation, of the by-laws and of the laws of the State of Nevada as to action to be authorized or approved by the shareholders, and subject to the duties of directors as prescribed by the by-laws, all corporate powers shall be exercised by or under the authority of, and the business and affairs of the corporation shall be controlled by, the Board of Directors.

Section 2. Number, Election and Term of Office. The number of directors which shall constitute the whole Board shall be not less than one (1) nor more than nine (9) and subsequently, such number as may fixed from time to time by the Board of Directors. The directors shall be elected at each annual meeting of the shareholders; however, if any such annual meeting is not held or the directors are not elected thereat, the directors may be elected at any special meeting of shareholders held for that purpose. All directors shall hold office until their respective successors are elected. In the absence of a shareholders meeting, the current board may appoint a director or directors until their respective successors are elected by a meeting of the shareholders.

Section 3. Vacancies. Vacancies as well as authorized but unfilled board positions on the Board of Directors may be filled by a majority of the directors then in office, though less than a quorum, or by a sole remaining director, and each director so elected shall hold office until his successor is elected at an annual or a special meeting of the shareholders.

Section 4. Removal. Except as otherwise provided in the Certificate of Incorporation, By-Laws or by statute, the entire Board of Directors or any individual director may be removed from office with or without cause by vote of shareholders holding a majority of the outstanding shares entitled to vote at any annual or special meeting of shareholders. In case the entire Board or any one or more directors be so removed, new directors may be elected at the same meeting of shareholders. A director may be removed by a majority of the directors then in office, but such removal shall be confirmed by a vote of a shareholders holding a majority of the outstanding shares entitles to vote at any annual or special meeting of shareholders.

Section 5. Place of Meetings. Regular meetings of Board of Directors shall be held at any place within or without the State of Nevada as may be designated from time to time by resolution of the Board of Directors or by the written consent of all members of the Board. In the absence of such designation, regular meetings shall be held at the principal office of the corporation. Special meetings of the Board may be held either at a place so designated or at the principal office.

Section 6. Regular Meetings. A regular annual meetings of the Board of Directors for the purpose of election of officers of the corporation and the transaction of any other business coming before such meeting shall be held each year immediately following the adjournment of the annual shareholder's meeting and no notice of such meeting to the elected directors shall be necessary in order to legally constitute the meeting, provided a majority of the whole Board shall be present. If a majority of the Board shall not be present, then such regular annual meeting may be held at such time as shall be fixed by the consent, in writing, of all of the directors. Other regular meetings of the Board may be held without notice at such time as shall from time to time be determined by the Board.

Section 7. Special Meetings. Special meetings of the Board of Directors for any purpose or purposes shall be called at any time by the President or, if he is absent or unable to act, by any Vice President or by any two upon three (3) days written notice. No business shall be considered at any special meeting other than the purposes stated in the notice given to each director of the meeting, except upon the unanimous consent of all directors. A special meeting may be called with less than three (3) days written notice upon the unanimous consent of all Directors.

Section 8. Waiver of Notice. Any action taken or approved at any meeting of the Board of Directors, however called and noticed or wherever held, shall be as valid as though had at a meeting duly held after regular call and notice, if a quorum be present and if, either before or after the meeting, each of the directors not present signs a written waiver of notice, or a consent to the holding of such meeting, or an approval of the minutes thereof. All such waivers, consents or approvals shall be filed with the corporate records or made a part of the minutes of the meeting. If a director does not receive notice of a meeting, but attends and participates in the meeting, he shall be deemed to have waived notice of the meeting.

Section 9. Quorum. At all meetings of the Board, a quorum shall consist of a majority of the entire number of directors and the acts of a majority of the directors present shall be the acts of the Board of Directors except as may be otherwise specifically provided by statute or by the Certificate of Incorporation of the corporation or by these by-laws.

Section 10. Fees and Compensation. The Board of Directors may from time to time fix the compensation of directors for their services in that capacity. The compensation of a director may consist of an annual fee or a fee for attendance at each regular or special meeting of the Board or any meeting of any committee of the Board of which such director is a member or a combination of fees of both types; provided, that nothing herein contained shall be construed to preclude any director from serving the corporation in any other capacity and receiving compensation therefor. The Board may also provide for the reimbursement to any director of expenses incurred in attending any meeting of the Board or any committee of the Board of which he is a member.

Section 11. Action Without Meeting. Any action required or permitted to be taken at a meeting of the Board of Directors may be taken without a meeting if a majority of the members of the Board shall individually or collectively consent to such action by signing a written record or memorandum thereof. Such record or memorandum shall have the same effect as a unanimous vote of the Board of Directors and shall be filed with the Secretary of the corporation and made a part of the corporate records.

Section 12. Participation in Meetings by Telephone. Any one or more members of the Board of Directors or of any committee of the Board may participate in a meeting of the Board or committee by means of conference telephone or similar communications equipment allowing all persons participating in the meeting to hear each other at the same time. Participation by such means shall constitute presence in person at a meeting.

ARTICLE IV
EXECUTIVE COMMITTEE

Section 1. Election. At the annual meeting, or any special meeting of the Board of Directors, the Board may if it deems necessary, acting by resolution adopted by a majority of the number of directors fixed by these by-laws, elect from their own members an Executive Committee composed of three or more voting members.

Section 2. Duties. The Executive Committee shall have all of the powers of the directors in the interim between meetings of the Board, except the power to declare dividends and to adopt, amend or repeal the by-laws and where action of the Board of Directors is required by law. It shall keep regular minutes of its proceedings which shall be reported to the directors at their next meeting.

Section 3. Meetings. The Executive Committee shall meet at such times as may be fixed by the Committee or on the call of the President. Notice of the time and place of the meeting shall be given to each member of the Committee in the manner provided for the giving of notice to members of the Board of Directors of the time and place of special meetings of the Board of Directors.

Section 4. Quorum and Voting. A majority of the members of the Executive Committee shall constitute a quorum for the transaction of business. The act of the majority of the members of the Executive Committee present at a meeting at which a quorum is present shall be the act of the Executive Committee. At all meetings of the Executive Committee, each member present shall have one (1) vote which shall be cast by him in person.

Section 5. Waiver of Notice. Any actions taken or approved at any meeting of the Executive Committee, however called and noticed or wherever held, shall be as valid as though had at a meeting duly held after regular call and notice, if a quorum be present and if, either before or after the meeting, each of the members not present signs a written waiver of notice or a consent to holding such meeting or an approval of the minutes thereof.

Section 6. Removal. The entire Executive Committee or any individual member thereof may be removed from the Committee with or without cause by a vote of a majority of the whole Board of Directors.

Section 7. Vacancies. The Board of Directors shall fill all vacancies in the Executive Committee which may occur from time to time.

Section 8. Action Without Meeting. Any action which might be taken at a meeting of the Executive Committee may be taken without a meeting if a record or memorandum thereof be made in writing and signed by a majority of the members of the Executive Committee.

ARTICLE V
COMMITTEES OF DIRECTORS

Section 1. Designation. The Board of Directors may, by resolution passed by a majority of the whole Board, designate one or more committees, in addition to the Executive Committee provided for in Article IV hereof, each committee to consist of two or more of the directors of the corporation, which to the extent provided in the resolution, shall have and may exercise the powers of the Board of Directors in the management of the business and affairs of the corporation, except where action of the Board of Directors is required by law, and may authorize the seal of the corporation to be affixed to all papers which may require it. Such committee or committees shall have such name or names as may be determined from time to time by resolution adopted by the Board of Directors.

Section 2. Procedural Rules. Each committee shall comply with the same procedural rules set forth in Sections 3 through 8, both inclusive, of Article IV that are applicable to the Executive Committee.

ARTICLE VI
OFFICERS

Section 1. Officers and Qualifications. The officers of the corporation shall be a President, a Secretary, a Treasurer and such other officers as the Board of Directors may deem necessary or advisable, including but not limited to a Chairman of the Board, a Vice Chairman of the Board, an Executive Vice President, one or more Vice Presidents, one or more Assistant Secretaries, one or more Assistant Treasurers, and such other officers as may be appointed in accordance with the provisions Section 3 or Section 5 of this Article. One person may hold two or more offices.

Section 2. Election. The officers of the corporation, except such officers as may be appointed in accordance with the provisions of Section 3 or Section 5 of this Article, shall be chosen annually by the Board of Directors, and each shall hold his office until he shall resign or shall be removed or otherwise disqualified to serve, or his successor shall be elected and qualified.

Section 3. Subordinate Officers. The Board of Directors may appoint, and may empower the President to appoint, such other officers as the business of the corporation may require, each of whom shall hold office for such period, have such authority and perform such duties as are provided in the by-laws or as the Board of Directors may from time to time determine.

Section 4. Removal and Resignation. Any officer may be removed, either with or without cause, by the Board of Directors, at any regular or special meeting thereof, or, except in case of an officer chosen by the Board of Directors, by any officer upon whom such power of removal may be conferred by the Board of Directors.

Section 5. Vacancies. A vacancy in any office because of death, resignation, removal, disqualification or any other cause shall be filled in the manner prescribed in the by-laws for regular appointments to such office.

Section 6. Duties of Officers. The duties and powers of the officers of the corporation shall be as follows, and as shall hereafter be set by resolution of the Board of Directors:

Chairman of the Board. The Chairman of the Board shall have full voting rights and upon a tie vote, shall have the breaking casting vote on all matters and shall, if present, preside at all meetings of the Board of Directors and its committees and exercise and perform such other powers and duties as may be from time to time assigned to him by the Board of Directors or prescribed by the by-laws. The President, in addition to reporting to the Board of Directors, shall report to the Chairman as deemed appropriate by the Board of Directors.

President. Subject to such powers and duties, if any, as may be assigned by the Board of Directors to the Chairman of the Board, the President shall be the Chief Executive Officer of the corporation and shall, subject to the control of the Board of Directors, have general supervision, direction and control of the business and officers of the corporation.

Vice President. In the absence or disability of the President and also the Chairman, the Vice Presidents in order of their rank as fixed by the Board of Directors, shall perform all the duties of the President and, when so acting, shall have all the powers of, and be subject to all the restrictions upon, the President. The Vice Presidents shall have such other powers and perform such other duties as from time to time may be prescribed for them respectively by the Board of Directors or the by-laws. The Board of Directors may designate such titles as may be descriptive of their respective functions or indicative of their relative seniority.

Secretary. The Secretary shall keep or cause to be kept, at the principal office of the corporation or such other place as the Board of Directors may order, a book of minutes of all meetings of directors and shareholders, with the time and place of holding, whether regular or special, and, if special, how authorized, notice thereof given, the names of those present at directors' meetings, the number of shares present or represented at shareholders' meetings, and the proceedings thereof.

The Secretary shall keep, or cause to be kept, at the principal office of the corporation or at the office of the corporation's transfer agent, a share ledger, or a duplicate share ledger, showing the names of the shareholders and their addresses, the number and classes of shares held by each, the number and date of certificates issued for the same, and the number and date of cancellation of every certificate surrendered for cancellation.

The Secretary shall give, or cause to be given, notice of all meetings of the shareholders and of the Board of Directors required by the by-laws or by law to be given, and he shall keep the seal of the corporation in safe custody. He shall also sign, with the President or Vice President, all contracts, deeds, licenses and other instruments when so ordered. He shall make such reports to the Board of Directors as they may request and shall also prepare such reports and statements as are required by the laws of the State of Nevada and shall perform such other duties as may be prescribed by the Board of Directors or by the by-laws.

The Secretary shall allow any shareholder, on application, during normal business hours, to inspect the share ledger. He shall attend to such correspondence and perform such other duties as may be incidental to his office or as may be properly assigned to him by the Board of Directors.

The Assistant Secretary or Secretaries shall perform the duties of the Secretary in the case of his absence or disability and such other duties as may be specified by the Board of Directors.

Treasurer. The Treasurer shall keep and maintain, or cause to be kept and maintained, adequate and correct accounts of the properties and business transactions of the corporation, including account of its assets, liabilities, receipts, disbursements, gains, losses, capital, surplus and shares. The books of account shall at all reasonable times be open to inspection by any director.

The Treasurer shall deposit all monies and other valuables in the name and to the credit of the corporation with such depositories may be designated by the Board of Directors. He shall disburse the funds of the corporation as may be ordered by the Board of Directors, shall render to the President and directors, whenever they request it, an account of all of his transactions as Treasurer and of the financial condition of the corporation, and shall have such other powers and perform such other duties as may be prescribed by the Board of Directors or the by-laws.

The Assistant Treasurer or Treasurers shall perform the duties of the Treasurer in the event of his absence or disability and such other duties as the Board of Directors may determine.

Section 7. Delegation of Duties. In case of the absence or disability of any officer of the corporation or for any other reason that the Board of Directors may deem sufficient, the Board of Directors may, by a vote of a majority of the whole Board, delegate, for the time being, the powers or duties, or any of them, of such officer to any other officer or to any director.

ARTICLE VII
SHARES OF STOCK

Section 1. Certificates of Stock. A certificate or certificates shares of capital stock of the corporation shall be issued to each shareholder when any such shares are fully paid, showing the number of the shares of the corporation standing on the books in his name. All such certificates shall be signed by the President or a Vice President and the Secretary or an Assistant Secretary, or be authenticated by facsimiles of the signatures of the President and Secretary or by a facsimile of the signature of the President and a written signature of the Secretary or an Assistant Secretary. Every certificate authenticated by a facsimile of a signature must be countersigned by a transfer agent or transfer clerk. Even though an officer who signed, or whose facsimile signature has been written, printed or stamped on, a certificate for shares shall have ceased by death, resignation or otherwise to be an officer of the corporation before such certificate delivered by the corporation, such certificate shall be as valid as though signed by a duly elected, qualified and authorized officer, if it be countersigned by a transfer agent or transfer clerk and registered by an incorporated bank or trust company as registrar of transfer. Such certificates shall also be numbered and sealed with the seal of the corporation. Such seal may be a facsimile, engraved or imprinted.

Section 2. Record of Shareholders; Transfer of Shares. There shall be kept at the registered office of the corporation a record containing the names and addresses of all shareholders of the corporation, the number and class of shares held by each and the dates when they respectively became the owners of record thereof; provided, however, that the foregoing shall not be required if the corporation shall keep at its registered office a statement containing the name and post office address, including street number, if any, of the custodian of such record. Duplicate lists may be kept in such other state or states as may, from time to time, be determined by the Board. Transfers of stock of the corporation shall be made on the books of the corporation only upon authorization by the registered holder thereof or by his attorney lawfully constituted in writing and on surrender and cancellation of a certificate or certificates for a like number of shares of the same class properly endorsed or accompanied by a duly executed proof of authenticity of the signatures as the corporation or its transfer agents may reasonably require.

Section 3. Fixing Record Date. In order that the corporation may determine the shareholders entitled to notice of or to vote at any meeting of the shareholders or any adjournment thereof, or to express consent to corporate action in writing without a meeting, or entitled to receive payment of any dividend or other distribution or allotment or any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of stock or for the purpose of any other lawful action, the Board of Directors may fix in advance, a record date, which shall not be more than sixty (60) nor less than ten (10) days before the date of such meeting, nor more than sixty (60) days prior to any other action. A determination of shareholders of record entitled to notice of or to vote at a meeting of shareholders shall apply to any adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for the adjourned meeting.

Section 4. Registered Shareholders. The corporation shall be entitled to recognize the holder of record of any share or shares of stock as the exclusive owner thereof for all purposes, and, accordingly, shall not be bound to recognize any equitable or other claim to or interest in such shares on the part of any other person, whether or not it shall have express or other notice thereof, except as otherwise provided by law.

Section 5. Lost Certificates. Except as hereinafter in this section provided, no new certificate for shares shall be issued in lieu of an old one unless the latter is surrendered and canceled at the same time. The Board of Directors may, however, in case any certificate for shares is lost, stolen, mutilated or destroyed, authorize the issuance of a new certificate in lieu thereof, upon such terms and conditions including indemnification of the corporation reasonably satisfactory to it, as the Board shall determine.

Section 6. Regulations; Appointment of Transfer Agents and Registrars. The Board may make such rules and regulations as it may deem expedient concerning the issuance, transfer and registration of certificates for shares of stock. It may appoint one or more transfer agents or registrars of transfers, or both, and may require all certificates of stock to bear the signature of either or both.

Section 7. Treasury Shares. Treasury shares, or other shares not at the time issued and outstanding, shall not, directly or indirectly, be voted at any meeting of the shareholders, or counted in calculating the actual voting power of shareholders at any given time.

Section 8. Securities. Any security of the corporation, which is issued to any person without an effective registration under the Securities Act of 1933, as amended, or the Blue Sky laws of any state having jurisdiction, shall not be transferable, or be the subject of any offer, sale, pledge, assign or transfer until the corporation has been furnished with the opinion of owner's counsel satisfactory to counsel for the Corporation that such offer, sale, pledge, assign or transfer does not involve a violation of the Securities Act of 1933, as amended, or the applicable Blue sky laws of any state having jurisdiction. The certificate representing any restricted securities shall bear substantially the following legend:

"The securities represented by this certificate are not registered under the Securities Act of 1933, as amended (the "Act"), or the Blue Sky laws of any state, and these shares may not be offered, sold, transferred, pledged or assigned in the absence of an effective registration under the Act or an

opinion of owner's counsel satisfactory counsel for the issuer the such offer, sale, transfer, assign, or pledge does not involve a violation of the Act, or the Blue Sky laws of any state having jurisdiction."

Section 9. Fractional Shares. The corporation shall not be required to issue certificates representing any fraction or fractions of a share or shares of any class, but may issue in lieu thereof, one or more script certificates in such form or forms as shall be approved by the Board of Directors, each representing a fractional interest in respect to one share. Such script certificates, upon presentation together with similar script certificates representing in the aggregate an interest in respect of one or more full shares, shall entitle the holder thereof to receive one or more full shares of the class and series, if any, specified in such script certificate.

Unless otherwise provided by the terms of the script certificate, each script certificate shall entitle the holder thereof to receive dividends, to participate in the distribution of corporate assets in the event of the corporation's liquidation, and to vote the fractional shares in person or by proxy.

ARTICLE VIII
MISCELLANEOUS

Section 1. Fiscal Year. The fiscal year of the corporation shall be the calendar year unless otherwise determined by the Board.

Section 2. Seal. The corporate seal shall be a device containing the name of the corporation, the year, and the words "Corporate Seal, Nevada."

Section 3. Annual Report. An Annual Report may be furnished to the shareholders at the request of the directors but same shall not be required.

Section 4. Inspection of Corporation Records. The share ledger or duplicate share ledger, the books of account, copy of the by-laws as amended certified by the Secretary, and minute of proceedings of the shareholders and directors and of the Executive Committee and other committees of the Board of Directors shall be open to inspection upon the written demand of any shareholder or holder or as the holder of a voting trust certificate and shall be exhibited at any time when required by the demand of ten percent (10%) of the shares represented at any shareholders' meeting. Such inspection may be made in person or by an agent or attorney and shall include the right to make extracts. Demand of inspection other than at a shareholders' meeting shall be made in writing upon the President, Secretary or Assistant Secretary of the corporation.

Section 5. Dividends. Dividends upon the shares of the capital stock of the corporation may be declared and paid, when earned, to the extent permitted by the laws of the State of Nevada by the Board of Directors in their discretion at any regular or special meeting. Dividends may be paid in cash, in property, or in shares of capital stock.

ARTICLE IX
NOTICES

Section 1. Form of Notices. Whenever, under the provisions of these by-laws, notice is required to be given to any director, officer or shareholder, it shall not be construed to mean personal notice, but such notice may be given in writing, by mail, by depositing the same in the United States Mail in a postpaid sealed wrapper, addressed to such director, officer or shareholder at such address as appears on the books of the corporation, or, in default of other address, to such director, officer or shareholder at the general post office in the city where the corporation's principal office for the transaction of business is located, and such notice be deemed to be given at the time when the same shall be thus mailed.

Section 2. Waiver of Notice. Any shareholder, director or officer may waive any notice required to be given under these by-laws by a written waiver signed by the person, or persons, entitled to such notice, whether before or after the time stated therein, and such waiver shall be deemed equivalent to the actual giving of such notice.

ARTICLE X
AMENDMENTS

Section 1. Who May Amend. These by-laws may be amended, altered, changed or repealed by the affirmative vote of a majority of the shares issued and outstanding, and entitled to vote thereat, at any regular or special meeting of the shareholders if notice of the proposed amendment, alteration, change or repeal be contained in the notice of the meeting, or by the affirmative vote of the majority of the Board of Directors at any regular or special meeting of the Board of Directors; provided, however, that the Board of Directors shall have no power to adopt, amend or alter any by-laws fixing their number, qualifications, classifications, term of office or the right of the shareholders to remove them from office.

ARTICLE XI
INDEMNIFICATION

Section 1. Indemnification of Officers, Directors, Employees and Agents of the Corporation. The corporation shall indemnify its officers, directors, employees and agents to the extent permitted by the Nevada Revised Statutes.

Section 2. Nonexclusive Indemnification. The indemnification provided by this Article XI shall not be deemed exclusive of any other rights to which those seeking indemnification may be entitled under any agreement, vote of shareholders or disinterested directors otherwise, both as to action in his official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

Section 3. Insurance. The corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liability under the provisions of this Article XI.

Section 4. Constituent Corporation. For the purposes of this Article, references to "the corporation" include all constituent corporations absorbed in a consolidation or merger as well as the resulting or surviving corporation so that any person who is or was a director, officer, employee or agent of such a constituent corporation or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise shall stand in the same position under the provisions of this Article XI with respect to the resulting or surviving corporation as he would if he had served the resulting or surviving corporation in the same capacity.

APPROVAL OF DIRECTORS

The foregoing by-laws were read and discussed, section by section, by the directors, who have authority to adopt by-laws which shall remain effective until legally amended or repealed. Following such discussion, they were duly approved at a meeting held on November 16, 2006.

Itzhak Mandel

Francois L. Charbonneau

CERTIFYING CERTIFICATE OF BYLAWS
OF
SAFESTOVE CORPORATION

I, FRANCOIS L. CHARBONNEAU, DO HEREBY CERTIFY THAT:

1. I am the duly elected, qualified and acting Secretary of SafeStove Corporation, a Nevada corporation (the "Corporation").

2. That the attached Bylaws constitute a true and correct copy of the Bylaws of the corporation held in the corporate minute book of the corporation.

IN WITNESS WHEREOF, I have hereunto signed my name and caused the seal of the Corporation to be hereunto affixed this 16th day of November, 2006.

Francois L. Charbonneau


END